                                                                October 28, 2005

BY FACSIMILE AND HAND

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

     RE:  Brookdale Senior Living Inc.
          Registration Statement on Form S-l (File No. 333-127372)

Ladies and Gentlemen:

          On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), in response to our discussion with the Staff during our conference call on October 27, 2005, we respectfully submit the below information with respect to the subjects of our call.

SEGMENT REPORTING

          The Company has continued to review the provisions of SFAS No. 131 specifically with the intent to present the most useful presentation to the readers of the financial statements. Consistent with our conversations with the Staff, the Company respectfully submits that, as indicated in our letter to the Staff on October 27, 2005, it operates in five reportable segments. In response to our most recent call with the Staff, the Company has:

          1. reaffirmed with the two distinct chief operating decision makers (CODMS), as of the completion of the conveyance transactions consummated on September 30, 2005 and as described in the Company's Registration Statement (the "Conveyance Transactions"), that the appropriate methodology to analyze the Company's 380 operating segments is to analyze the operating margin of each facility as either above or below the average operating margin of Brookdale Living and Alterra respectively; and

          2. revised and attached as Annex A hereto, its revised proposed footnote disclosure to (a) define the calculation of segment operating margin, (b) define segment operating income, and (c) to include the average operating margin for each of Brookdale Living and Alterra for each period presented. The Company will include this revised footnote disclosure in the next filing of the Registration Statement.

          As we discussed, SFAS No. 131, paragraph 17, permits aggregation of operating segments based on similar economic characteristics. Therefore the Company has aggregated its segments based upon gross margin, which is the lowest common economic characteristic and because that is how the CODMS allocate resources. As requested by the Staff, the Company has prepared and attached hereto as Annex B an analysis of each of the Company's 380 operating segments and their operating margins including a presentation of the ranges of operating margins for Brookdale Living and Alterra. However, the CODMS have confirmed that further stratification by operating margin is not an additional basis on which they allocate resources because that information is not gathered and not utilized to further assist them in making such decisions. The CODMS have indicated that the average margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facilities operating performance and resource requirements. Further the Company believes that it is useful to readers of the financial statements because a majority of our facilities are at or about the average margin rate presented. This highlights to the readers of the Company's financial statements the strength of its portfolio, the absence of a large number of below average performers and provides a meaningful comparison to its competitors' margins.

NO CHANGE IN ECONOMIC INTERESTS

     Pre- and Post-Conveyance Interests

          As requested by the Staff, attached as Annex C hereto is a chart setting forth the ownership interests in the four entities conveyed to the Company in the Conveyance Transactions on a pre- and post-conveyance basis. This chart indicates that no change occurred in the economic interests of the entities controlled by Fortress Investment Group LLC ("FIG") following such transactions. The chart also indicates that the number of shares of the Company and percentages of ownership that each equity holder of such entity (including those FIG controlled entities) received in the Conveyance Transactions based on the fair value of the entities when they were simultaneously conveyed to the Company on September 30, 2005. The fair value of these entities was determined based on the report of an independent third party valuation expert.

     Certain Relationships

          As requested in our conversation the following are the past and current agreements among Fortress Brookdale Acquisition LLC ("FBA"), Health Partners ("HP") and Mark Schulte ("MS") with respect to Brookdale Living Communities, Inc. ("Brookdale Sub") and Brookdale Senior Living Inc. (the "Company"). There are four principal documents which set forth such relationships and each is set forth below. FIG has informed the Company that it is not aware of any additional relationships between itself, HP and MS with respect to either of Brookdale Sub or the Company.

     Limited Liability Company Agreement of FBA

          Prior to the consummation of the conveyance transactions described in the Company's Registration Statement on September 30, 2005 (the "Conveyance Transactions"), HP and MS were parties to the limited liability company agreement of FBA (the "FBA LLC Agreement") with Fortress Registered Investment Trust ("FRIT") and Fortress Brookdale Investment Fund LLC ("FBIF"). HP and MS ceased to be parties to the FBA LLC Agreement upon consummation of the Conveyance Transactions and no relationship now exists between FIG, HP and MS by virtue of this agreement. Attached hereto as Annex D is a copy of the FBA LLC Agreement.

          Upon the consummation of the Conveyance Transactions, each of HP and MS exchanged their FBA membership interests for shares of the Company's stock received by FBA in connection with the merger of Brookdale Sub into a subsidiary of the Company. As discussed above, the number of shares of Company stock received by each of HP and MS was based on their respective percentage membership interests in FBA. After such exchange FRIT and FBIF became the sole members of FBA and neither of HP or MS have any interest in FBA or any rights pursuant to the FBA LLC Agreement.

     Governance Agreement

          As described under the subheading "Governance Agreement" in the caption entitled "Certain Relationships and Related Transactions" in the Registration Statement, the Company, FBA, HP and Fortress Investment Trust II entered into a governance agreement upon the consummation of the Conveyance Agreement. A form of such agreement has been filed as Exhibit 4.3 to the Registration Statement.

     Exchange and Stockholder Agreement

          As described under the subheading "Exchange and Stockholder Agreement with Mark Schulte" in the caption entitled "Certain Relationships and Related Transactions" in the Registration Statement, the Company, FBA and MS entered into an exchange and stockholders agreement at the consummation of the

Conveyance Transactions. Such agreement has been filed as Exhibit 10.86 to the Registration Statement.

     Stockholders Agreement

          As described under the subheading "Stockholders Agreement" in the caption entitled "Certain Relationships and Related Transactions" in the Registration Statement, the Company, FBA, Fortress Investment Trust II, FIT-ALT Investor LLC and HP will enter into a stockholders agreement upon the consummation of the Company's offering of securities. A form of such agreement has been filed as Exhibit 4.2 to the Registration Statement.

                                     ******

          Thank you for your consideration and please contact the undersigned at
(212) 735-3050 should you require further information or have any questions.

                                        Very truly yours,


                                        /s/ Joseph A. Coco
                                        ----------------------------------------
                                        Joseph A. Coco, Esq.

                                                                         ANNEX A

14. SEGMENT INFORMATION

As of the date of the financials, for purposes of segment disclosure, we had two chief operating decision makers (CODMS) for the combined companies: Brookdale Living (including BLC, Fortress CCRC and Prudential Portfolio) and Alterra. Although the products and services we offer are similar in nature the operating margins for each facility in Brookdale Living and Alterra vary significantly. Accordingly we have aggregated each facility within Brookdale Living and Alterra into reporting segments based upon whether they are above or below the average facility operating margins because this is how the CODMS allocate resources. The CODMS have indicated that the average margin is the primary, most significant and most useful indicator of the necessary allocation of resources to each individual facility because it is the best indicator of a facilities operating performance and resource requirements. We define our average operating margin for each company as segment operating income divided by segment revenue. Segment operating income is calculated as segment revenue less segment operating expenses (excluding depreciation and amortization). Also, we have included management services as a separate segment since the economic characteristics is different than our facilities.

The accounting policies of our reporting segments are the same as those described in the summary of significant accounting policies. The following table sets forth certain segment financial and operating data.

                                     THREE MONTHS ENDED         SIX MONTHS ENDED
                                          JUNE 30,                  JUNE 30,                YEAR ENDED DECEMBER 31,
                                  -----------------------   -----------------------   ----------------------------------
                                     2005         2004         2005         2004         2004         2003        2002
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
REVENUE (3):
   Brookdale Living
      Above Average Margin        $   44,753   $   40,255   $   83,872   $   72,691   $  149,871   $  100,342   $ 83,800
      Below Average Margin            43,861       26,772       75,666       51,821      113,738       84,092     73,094
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
         Total Brookdale Living       88,614       67,027      159,538      124,512      263,609      184,434    156,894
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------

   Alterra
      Above Average Margin            60,917       59,369      120,438      117,103      238,344       20,046         --
      Below Average Margin            42,919       36,242       86,486       75,606      155,374       12,736         --
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
         Total Alterra               103,836       95,611      206,924      192,709      393,718       32,782         --
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
   Management Services                   945          582        1,816        1,632        3,545        5,368      4,622
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
                                  $  193,395   $  163,220   $  368,278   $  318,853   $  660,872   $  222,584   $161,516
                                  ==========   ==========   ==========   ==========   ==========   ==========   ========

SEGMENT OPERATING INCOME (1):
   Brookdale Living
      Above Average Margin            22,621       19,381       41,817       34,428       72,199       49,397     42,412
      Below Average Margin            10,916        7,405       20,566       14,191       32,766       24,608     21,502
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
         Total Brookdale Living       33,537       26,786       62,383       48,619      104,965       74,005     63,914
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
         Average Margin                 37.8%        40.0%        39.1%        39.0%        39.8%        40.1%      40.7%

   Alterra
      Above Average Margin            26,734       26,136       51,933       50,304      102,200        8,188         --
      Below Average Margin             9,696        7,816       19,336       16,588       34,993        2,204         --
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
         Total Alterra                36,430       33,952       71,269       66,892      137,193       10,392         --
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
         Average Margin                 35.1%        35.5%        34.4%        34.7%        34.8%        31.7%       n/a

   Management Services                   662          407        1.271        1,142        2,482        3,758      3,235
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
                                  $   70,629   $   61,145   $  134,923   $  116,653   $  244,640   $   88,155   $ 67,149
                                  ==========   ==========   ==========   ==========   ==========   ==========   ========

GENERAL AND ADMINISTRATIVE (2)        10,697        9,962       21,978       19,995       42,577       14,387     11,153
FACILITY LEASE EXPENSE                47,091       20,665       93,593       38,490       99,997       30,744     31,003
DEPRECIATION AND AMORTIZATION         10,208       14,382       15,804       28,979       52,307       22,480     13,708
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
   Operating Income (Loss)        $    2,633   $   16,136   $    3,548   $   29,189   $   49,759   $   20,544   $ 11,285
                                  ==========   ==========   ==========   ==========   ==========   ==========   ========

TOTAL ASSETS:
   BLC                            $  932,886   $1,105,438   $  932,886   $1,105,438   $  467,320   $1,147,469   $730,298
   Alterra                           301,253      470,849      301,253      470,849      279,305      509,113
   Management Services                    --                        --                        --
                                  ----------   ----------   ----------   ----------   ----------   ----------   --------
                                  $1,234,139   $1,576,287   $1,234,139   $1,576,287   $  746,625   $1,656,582   $730,298
                                  ==========   ==========   ==========   ==========   ==========   ==========   ========

(1) SEGMENT OPERATING INCOME DEFINED AS SEGMENT REVENUES LESS SEGMENT OPERATING EXPENSES (EXCLUDING DEPRECIATION AND AMORTIZATION).

(2) NET OF GENERAL AND ADMINISTRATIVE COSTS ALLOCATED TO MANAGEMENT SERVICES REPORTING SEGMENT.

(3)  ALL REVENUE IS EARNED FROM EXTERNAL THIRD PARTIES IN THE UNITED STATES.

                                                                         ANNEX B

Brookdale Senior Living Inc.
Revenue, Operating Income and Margin

                                        THREE MONTHS ENDED JUNE 30,
                    -------------------------------------------------------------------
                                  2005                               2004
                    --------------------------------   --------------------------------
                     NUMBER OF             OPERATING    NUMBER OF             OPERATING
                    PROPERTIES   REVENUE     INCOME    PROPERTIES   REVENUE     INCOME
                    ----------   -------   ---------   ----------   -------   ---------
BROOKDALE LIVING:

Less than 0%                --        --          --           --        --          --
0% - 10%                     3     5,911         492            2     2,147          87
10% - 20%                    5     7,226         979            5     4,089         789
20% - 30%                   12    11,051       2,837            7     6,649       1,667
30% - 40%                   17    21,811       7,571           11    13,888       4,867
40% - 50%                   15    20,508       9,206           15    21,173       9,079
Over 50%                    13    22,109      12,453            9    19,082      10,296
                           ---   -------      ------          ---   -------      ------
Total                       65    88,614      33,538           49    67,027      26,785
                           ---   -------      ------          ---   -------      ------
Average Margin                                  37.8%                              40.0%
                                              ======                             ======

ALTERRA:

Less than 0%                16     2,618        (286)          12     1,891        (249)
0% - 10%                    14     2,451         144           14     2,586         145
10% - 20%                   32     7,950       1,209           33     8,236       1,274
20% - 30%                   48    15,329       3,844           52    13,965       3,505
30% - 40%                   86    30,586      10,695           75    23,025       8,204
40% - 50%                   88    37,605      16,917           94    37,270      16,563
Over 50%                    15     7,196       3,806           19     8,637       4,511
                           ---   -------      ------          ---   -------      ------
Total                      299   103,736      36,329          299    95,611      33,952
                           ---   -------      ------          ---   -------      ------
Average Margin                                  35.0%                              35.5%
                                              ======                             ======
                           ---   -------      ------          ---   -------      ------
Total                      364   192,350      69,867          348   162,638      60,738
                           ===   =======      ======          ===   =======      ======

                                        SIX MONTHS ENDED JUNE 30,
                    -------------------------------------------------------------------
                                  2005                               2004
                    --------------------------------   --------------------------------
                     NUMBER OF             OPERATING    NUMBER OF             OPERATING
                    PROPERTIES   REVENUE     INCOME    PROPERTIES   REVENUE     INCOME
                    ----------   -------   ---------   ----------   -------   ---------
BROOKDALE LIVING:

Less than 0%                --        --          --           --        --          --
0% - 10%                     3     7,829         661            2     4,007          25
10% - 20%                    5     9,298       1,365            3     4,885         835
20% - 30%                   12    22,013       5,800            9    14,458       3,644
30% - 40%                   17    38,597      13,666           12    28,471       9,680
40% - 50%                   15    42,521      19,080           15    41,835      18,058
Over 50%                    13    39,281      21,812            8    30,856      16,377
                           ---   -------     -------          ---   -------     -------
Total                       65   159,539      62,384           49   124,513      48,620
                           ---   -------     -------          ---   -------     -------
Average Margin                                  39.1%                              39.0%
                                             =======                            =======

ALTERRA:

Less than 0%                16     5,163        (557)          10     3,288        (261)
0% - 10%                    18     6,995         344           13     5,214         363
10% - 20%                   25    14,696       2,402           44    22,495       3,613
20% - 30%                   52    29,863       7,495           40    20,833       5,273
30% - 40%                   92    67,285      23,667           96    64,405      23,076
40% - 50%                   85    71,994      32,169           85    67,654      30,275
Over 50%                    11    10,926       5,748           11     8,820       4,554
                           ---   -------     -------          ---   -------     -------
Total                      299   206,923      71,268          299   192,709      66,892
                           ---   -------     -------          ---   -------     -------
Average Margin                                  34.4%                              34.7%
                                             =======                            =======
                           ---   -------     -------          ---   -------     -------
Total                      364   366,462     133,651          348   317,221     115,512
                           ===   =======     =======          ===   =======     =======

                                                            YEAR ENDED DECEMBER 31.
                    ------------------------------------------------------------------------------------------------------
                                  2004                               2003                               2002
                    --------------------------------   --------------------------------   --------------------------------
                     NUMBER OF             OPERATING    NUMBER OF             OPERATING    NUMBER OF             OPERATING
                    PROPERTIES   REVENUE     INCOME    PROPERTIES   REVENUE     INCOME    PROPERTIES   REVENUE     INCOME
                    ----------   -------   ---------   ----------   -------   ---------   ----------   -------   ---------
BROOKDALE LIVING:

Less than 0%                --        --          --           --        --          --                     --          --
0% - 10%                     2     8,767         718            2     6,719         338            2     5,523         204
10% - 20%                    3     8,708       1,530           --        --          --           --        --          --
20% - 30%                    8    32,688       8,116            9    40,066      10,541           10    21,061       5,692
30% - 40%                   12    53,602      18,492            7    27,813      10,110           10    46,510      16,026
40% - 50%                   17    97,506      42,341           12    71,424      32,120            8    50,186      23,299
Over 50%                     7    62,338      33,767            4    38,412      20,895            4    33,614      18,692
                           ---   -------     -------          ---   -------      ------          ---   -------      ------
Total                       49   263,609     104,964           34   184,434      74,004           34   156,894      63,914
                           ---   -------     -------          ---   -------      ------          ---   -------      ------
Average Margin                                  39.8%                              40.1%                              40.7%
                                             =======                             ======                             ======

ALTERRA:

Less than 0%                10     6,703        (359)          18     1,184        (187)          --        --          --
0% - 10%                    17    12,647         716           15     1,323          44           --        --          --
10% - 20%                   32    32,917       5,317           36     3,237         435           --        --          --
20% - 30%                   53    61,561      15,648           61     6,383       1,555           --        --          --
30% - 40%                   89   118,296      42,149           81     9,431       3,246           --        --          --
40% - 50%                   85   139,663      62,267           78    10,161       4,385           --        --          --
Over 50%                    13    21,931      11,455           10     1,062         615           --        --          --
                           ---   -------     -------          ---   -------      ------          ---   -------      ------
Total                      299   393,718     137,193          299    32,782      10,092           --        --          --
                           ---   -------     -------          ---   -------      ------          ---   -------      ------
Average Margin                                  34.8%                              30.8%                                --
                                             =======                             ======                             ======
                           ---   -------     -------          ---   -------      ------          ---   -------      ------
Total                      348   657,327     242,157          333   217,216      84,096           34   156,894      63,914
                           ===   =======     =======          ===   =======      ======          ===   =======      ======

                                                                         ANNEX C

            Entity                Fair Value
            ------                ----------
Alterra Healthcare Corporation   180,000,000
Brookdale Living Communities     200,000,000
FIT REN LLC                      117,500,000
Fortress CCRC Acquisition LLC     82,500,000
                                 -----------
Total                            580,000,000

                                             Ownership
                                -----------------------------------               Conversion
                                   FEBC-ALT    FEBC-ALT   Alterra       Fair      Price per      BKD        BKD
Alterra Healthcare Corporation  Investors LLC  Holdings  Healthcare     Value        Share      Shares    Ownership
------------------------------  -------------  --------  ----------  -----------  ----------  ----------  ---------
FIT-ALT INVESTORS LLC*              73.49%      100.00%     73.49%   132,280,000    $10.00    13,228,000    22.8%
Emeritus Corporation                11.59%      100.00%     11.59%    20,860,000    $10.00     2,086,000     3.6%
NW Select LLC                       11.59%      100.00%     11.59%    20,860,000    $10.00     2,086,000     3.6%
Management                           3.33%      100.00%      3.33%     6,000,000    $10.00       600,000     1.0%
                                   ------       ------     ------    -----------    ------    ----------    ----
Total                              100.00%      100.00%    100,00%   180,000,000    $10.00    18,000,000    31.0%
                                                           ------
Total Minority Interest                                     26.51%
                                                           ------

*    Managing Member

                                                   Ownership
                                        --------------------------------               Conversion
                                           Fortress            Brookdale      Fair      Price per      BKD        BKD
Brookdale Living Communities Inc.       Brookdale Acq.           Living      Value        Share      Shares    Ownership
---------------------------------       --------------         ---------  -----------  ----------  ----------  ---------
Fortress Registered Investment Trust*          50.5%    90.1%     45.5%    91,027,076    $10.00     9,102,708    15.7%
Fortress Brookdale Investment Fund LLC          4.6%    90.1%      4.1%     8,262,922    $10.00       826,292     1.4%
                                              -----     ----     -----    -----------    ------    ----------    ----
SUBTOTAL FORTRESS                              55.1%    90.1%     49.6%    99,289,998    $10.00     9,929,000    17.1%
Health Partners                                43.5%    90.1%     39.2%    78,446,251    $10.00     7,844,625    13.5%
Mark Schulte                                    1.4%    90.1%      1.2%     2,487,228    $10.00       248,723     0.4%
Management                                      0.0%     9.9%      9.9%    19,776,523    $10.00     1,977,652     3.4%
                                              -----              -----    -----------    ------    ----------    ----
Total                                         100.0%             100.0%   200,000.000    $10.00    20,000,000    34.5%
                                                                 -----
Total Minority Interest                                           50.4%
                                                                 -----

*    Managing Member

                                                          Conversion
                                                           Price per       BKD         BKD
FIT-REN LLC                     Ownership    Fair Value      Share       Shares     Ownership
-----------                     ---------   -----------   ----------   ----------   ---------
FORTRESS INVESTMENT TRUST II       100%     117,500,000     $10.00     11,750,000     20.3%

                                                         Conversion
                                                          Price per      BKD         BKD
Fortress CCRC Acquisition LLC   Ownership   Fair Value      Share       Shares    Ownership
-----------------------------   ---------   ----------   ----------   ---------   ---------
FORTRESS INVESTMENT TRUST II       100%     82,500,000     $10.00     8,250,000     14.2%

                                                   FAIR          BKD         BKD
SHAREHOLDER                                       VALUE        SHARES     OWNERSHIP
-----------                                    -----------   ----------   ---------
FIT-ALT INVESTORS LLC*                         132,280,000   13,228,000      22.8%
FORTRESS REGISTERED INVESTMENT TRUST*           91,027,076    9,102,708      15.7%
FORTRESS BROOKDALE INVESTMENT FUND LLC           8,262,922      826,292       1.4%
FORTRESS INVESTMENT TRUST II - FIT REN         117,500,000   11,750,000      20.3%
FORTRESS INVESTMENT TRUST II - FORTRESS CCRC    82,500,000    8,250,000      14.2%
                                               -----------   ----------     -----
TOTAL FIG-CONTROLLED ENTITIES                  431,569,998   43,157,000      74.4%
                                               -----------   ----------     -----

Emeritus Corporation                            20,860,000    2,086,000       3;6%
NW Select LLC                                   20,860,000    2,086,000       3.6%
Alterra Management                               6,000,000      600,000       1.0%
Health Partners                                 78,446,261    7,844,625      13.5%
Mark Schulte                                     2,487,228      248,723       0.4%
Brookdale Management                            19,776,523    1,977,652       3.4%
                                               -----------   ----------     -----
Total                                          580,000,000   58,000,000     100.0%

                                                                         ANNEX D

                              AMENDED AND RESTATED
                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                       FORTRESS BROOKDALE ACQUISITION LLC

                           dated as of July 26, 2000

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                    ARTICLE I

                               GENERAL PROVISIONS

1.1     Registered Office................................................     2
1.2     Other Offices....................................................     2
1.3     Purpose; Nature of Business Permitted; Powers....................     2
1.4     Limited Liability of Members.....................................     2
1.5     Definitions......................................................     2
1.6     Certificates.....................................................    15

                                   ARTICLE II

                   CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

2.1     Capital Contributions............................................    15
2.2     Capital Accounts.................................................    17
2.3     Negative Capital Account.........................................    18
2.4     Admission of New Members.........................................    18
2.5     Interest.........................................................    18
2.6     Additional Capital Contributions.................................    18
2.7     Capital Withdrawal Rights, Interest and Priority.................    19

                                   ARTICLE III

                            MANAGEMENT OF THE COMPANY

3.1     Managing Member..................................................    19
3.2     Other Ventures...................................................    21
3.3     Actions by the Members...........................................    21
3.4     Meetings, Quorum; Voting.........................................    21
3.5     Waiver of Notice.................................................    21
3.6     Action by Consent................................................    21
3.7     Officers; Designation; Term; Qualifications......................    21
3.8     Guaranteed Payment...............................................    22
3.9     Operating Committee..............................................    23
3.10    Election of Operating Committee and Meetings.....................    23
3.11    Board of Directors of Brookdale and Committees...................    24
3.12    Election of Board of Directors and Meetings......................    24
3.13    Audit Committee..................................................    25
3.14    Officers of Subsidiaries.........................................    25

3.15    Investment.......................................................    25
3.16    Confidentiality..................................................    25

                                   ARTICLE IV

                        TRANSFERS OF MEMBERSHIP INTERESTS

4.1     Restrictions on Transfer.........................................    26
4.2     Non-Permitted Transfers..........................................    27
4.3     Right of First Offer.............................................    27
4.4     Tag-Along Rights.................................................    29
4.5     Buy/Sell Right...................................................    31
4.6     Drag-Along Rights................................................    33

                                    ARTICLE V

                                   ALLOCATIONS

5.1     Allocations of Profits and Losses................................    34
5.2     Adjustments and Special Allocations..............................    34
5.3     Curative Allocations.............................................    36
5.4     Loss Limitation..................................................    37
5.5     Other Allocation Rules...........................................    37
5.6     Tax Allocations: Code Section 704(c).............................    37

                                   ARTICLE VI

                           DISTRIBUTIONS AND EXPENSES

6.1     Distributions of Net Cash Flow...................................    38
6.2     Amounts Withheld.................................................    38
6.3     Expenses.........................................................    38

                                   ARTICLE VII

                                OTHER TAX MATTERS

7.1     Filing of Tax Returns............................................    39
7.2     Tax Matters Member...............................................    40
7.3     Records and Accounting...........................................    40
7.4     Access to Accounting Records.....................................    40
7.5     Tax Elections....................................................    40
7.6     Annual Tax Information...........................................    40

                                  ARTICLE VIII

                                      TERM

8.1     Term.............................................................    41

                                   ARTICLE IX

                   DISSOLUTION AND TERMINATION OF THE COMPANY

9.1     Voluntary Dissolution by the Members.............................    41
9.2     Continuation of Interest of Member's Representative..............    41
9.3     Dissolution, Winding Up and Liquidation..........................    41
9.4     Compliance With Certain Requirements of the Treasury
        Regulations; Deficit Capital Accounts............................    42

                                    ARTICLE X

                                 INDEMNIFICATION

10.1    Indemnity........................................................    42
10.2    Indemnity for Actions By or In the Right of the Company..........    42
10.3    Indemnity If Successful..........................................    43
10.4    Expenses.........................................................    43
10.5    Advance Payment of Expenses......................................    43
10.6    Other Arrangements Not Excluded..................................    43

                                   ARTICLE XI

                            MISCELLANEOUS PROVISIONS

11.1    Entire Agreement.................................................    44
11.2    Amendments.......................................................    44
11.3    Applicable Law...................................................    44
11.4    Reserved.........................................................    44
11.5    Headings.........................................................    44
11.6    Severability.....................................................    44
11.7    Heirs, Successors and Assigns....................................    44
11.8    Tax Reports and Financial Statements.............................    44
11.9    Counterparts.....................................................    45
11.10   Filings..........................................................    45
11.11   Power of Attorney................................................    45

11.12   Additional Documents.............................................    45
11.13   Notices..........................................................    45
11.14   Waiver of Right to Partition and Bill of Accounting..............    46
11.15   DISCLOSURES......................................................    46

                              AMENDED AND RESTATED
                       LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                       FORTRESS BROOKDALE ACQUISITION LLC
                      A DELAWARE LIMITED LIABILITY COMPANY

          THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of FORTRESS BROOKDALE ACQUISITION LLC, a Delaware limited liability company (the "Company"), is made as of July 26, 2000 (this "Agreement"), among the undersigned Fortress Registered Investment Trust, a Delaware business trust ("FRIT"; and also the "Managing Member"; and also a "Member"), and Health Partners, a Bermuda exempted partnership ("HP"; and also a "Member"); and, together with FRIT, the "Initial Members"), and the other Persons (as defined below) who become members of the Company from time to time in accordance with the provisions hereof (together with the Initial Members, collectively, the "Members").

                                    RECITALS:

          WHEREAS, FRIT caused a Certificate of Formation of the Company to be filed with the Secretary of State of the State of Delaware on May 12, 2000; and

          WHEREAS, each party listed on Schedule A hereto as a Member has executed a contribution agreement providing for, among other things, the commitment of capital by such party to the Company;

          WHEREAS, FRIT entered into the Limited Liability Operating Agreement of Fortress Brookdale Acquisition LLC (the "Existing Operating Agreement"), dated as of May 12, 2000 (the "Initial Closing"); and

          WHEREAS, FRIT and the other parties hereto have agreed to amend and restate the terms and conditions contained in the Existing Operating Agreement in their entirety as hereinafter set forth.

          NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and intending to be legally bound hereby, the parties hereto agree as follows:

          I. The Existing Operating Agreement is hereby modified so that all of the terms and conditions of the aforesaid Existing Operating Agreement shall be restated in their entirety as set forth herein.

          II. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and assigns, and shall be deemed to be effective as of the date hereof.

          III. Any reference in any other document executed in connection with this Agreement to the Existing Operating Agreement shall be deemed to refer to this Agreement.

                                   ARTICLE I

                               GENERAL PROVISIONS

          1.1 Registered Office. The registered office of the Company in this state shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Managing Member may change said registered office from one location to another in the State of Delaware.

          1.2 Other Offices. The Company may have one or more offices as may be established from time to time.

          1.3 Purpose; Nature of Business Permitted; Powers. The Company is organized for the initial object and purpose of (i) acquiring, purchasing, owning, holding and disposing of (directly or indirectly through one or more wholly owned Subsidiaries (as hereinafter defined) securities and the Convertible Note (as hereinafter defined) of Brookdale Living Communities, Inc., a Delaware corporation ("Brookdale"), (ii) forming one or more wholly-owned Subsidiaries for purpose of investing in or merging with Brookdale and (iii) such other activities as limited liability companies may engage in under the Act (as hereinafter defined) as the Members may determine from time to time. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, insofar as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

          1.4 Limited Liability of Members. No Member or any of its Affiliates (as hereinafter defined) shall have any liability for the debts, obligations or liabilities of the Company or of any Member.

          1.5 Tax Classification. The Members intend that the Company shall be treated as a partnership for federal income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

          1.6 Definitions. Unless the context otherwise requires, the terms defined in this Section 1.6 shall, for the purposes of this Agreement, have the meanings herein specified (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

          "Act" means the Delaware Limited Liability Company Act (as it may be amended from time to time and any successor to such Act).

          "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Period, after giving effect to the following adjustments: (a) credit to such Capital Account any amounts that such Member is obligated to restore or deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (b) debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

          "Affiliate" means, with respect to a Person, another Person that directly or indirectly controls, is controlled by or is under common control with such first Person.

          "Agreement" has the meaning set forth in the Preamble hereto.

          "Amount Solicited" has the meaning set forth in Section 2.6 hereof.

          "Annual Business Plan" means the annual business plan of Brookdale approved by the Operating Committee in accordance with the provisions of
     Section 3.9(a) hereof.

          "Approved Sale" has the meaning set forth in Section 4.6(a) hereof.

          "Assistant Secretary" has the meaning set forth in Section 3.7(b) hereof.

          "Audit Committee" has the meaning set forth in Section 3.13 hereof.

          "Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy". A "Voluntary Bankruptcy" shall mean, with respect to any Person, (i) an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors, (ii) the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of such Person or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property, or (iii) corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" shall mean, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) Business Days or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty
     (60) Business Days.

          "Board" has the meaning set forth in Section 3.11 hereof.

          "Brookdale" has the meaning set forth in Section 1.3 hereof.

          "Business Day" means any day other than a Saturday, Sunday or any other day on which banks in the City of New York are required or permitted to be closed.

          "Buy/Sell Event" means an event triggered by an irreconcilable dispute concerning a Major Decision, which shall be deemed to exist on the tenth day following receipt by the Company and an Initial Member of a written notice setting forth the sending Initial Member's good faith basis for believing there is an irreconcilable dispute with respect to a Major Decision. A Buy/Sell Event may only be initiated by an Initial Member.

          "Buy/Sell Notice" has the meaning set forth in Section 4.5(a) hereof.

          "Buy/Sell Price" has the meaning set forth in Section 4.5(b) hereof.

          "Buy/Sell Right" has the meaning set forth in Section 4.5 hereof.

          "Capital Account" has the meaning set forth in Section 2.2 hereof.

          "Capital Commitment" means, with respect to each Member, the amount set forth opposite such Member's name, as amended from time to time, attached hereto on Schedule A.

          "Capital Contribution" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company in exchange for an interest in the Company, including additional capital contributions.

          "Capital Demand Date" has the meaning set forth in Section 2.1(c) hereof.

          "Capital Demand Notice" has the meaning set forth in Section 2.1(c) hereof.

          "Certificate" has the meaning set forth in Section 1.6 hereof.

          "Certificate of Formation" means the Certificate of Formation referred to in the Recitals hereof and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Delaware Act.

          "CFO" has the meaning set forth in Section 3.7(b) hereof.

          "Chairman" has the meaning set forth in Section 3.7(b) hereof.

          "Code" means the Internal Revenue Code of 1986, as amended from time to time.

          "Company Minimum Gain" means "partnership minimum gain" as set forth and defined in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

          "Contributing Member" has the meaning set forth in Section 2.1(d) hereof.

          "Contribution Agreements" means the agreements executed the date hereof between the Company and each of the Initial Members and in the future with prospective new Members obligating each such Member to make the contribution of cash or assets specified therein.

          "Convertible Note" means, collectively, those certain 5 1/2% Convertible Subordinated Notes Due 2009, purchased pursuant to that certain Note Purchase Agreement, dated as of April 27, 1999, between Brookdale and Health Partners.

          "COO" has the meaning set forth in Section 3.7(b) hereof.

          "Depreciation" means, for each Fiscal Period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Tax Matters Member.

          "Effective Date" means the date hereof.

          "Existing Operating Agreement" has the meaning set forth in the Recitals hereof.

          "Expiration Date" has the meaning set forth in Section 2.1(e) hereof.

          "Failed Contribution" has the meaning set forth in Section 2.1(d) hereof.

          "Fiscal Period" means (i) the period commencing on the Effective Date and ending on December 31, 2000, (ii) any subsequent 12 month period commencing on January 1 and ending on December 31 and (iii) any portion of the period described in clauses (i) and (ii) of this sentence for which the Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant to Article V hereof.

          "Fiscal Year" means (i) the period commencing on the Effective Date and ending on December 31, 2000, (ii) any subsequent 12 month period commencing on January 1 and ending on December 31 and (iii) the period commencing on the immediately preceding January 1 and ending on the date on which all property of the Company is distributed to the Members pursuant to Article IX.

          "FRIT" shall have the meaning set forth in the Preamble hereto.

          "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

                    (a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset at the time it is accepted by the Company, unreduced by any liability secured by such asset, as determined by the Operating Committee;

                    (b) the initial Gross Asset Value of the securities contributed by FRIT to the Company shall be an amount equal to the number of such securities contributed by FRIT to the Company multiplied by fifteen ($15.25) dollars;

                    (c) the Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values, unreduced by any liabilities secured by such assets, as determined by the Operating Committee as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section

          1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses
          (i) and (ii) of this paragraph shall be made only if the Operating Committee reasonably determines that such an adjustment is necessary to reflect the relative economic interests of the Members of the Company;

                    (d) the Gross Asset Values of any Company asset distributed to any Member shall be adjusted to equal the fair market value of such asset, unreduced by any liability secured by such asset, on the date of distribution as determined by the Operating Committee;

                    (e) the Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b); but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations
          Section 1.704-1(b)(2)(iv)(m) and paragraph (f) of the definition of "Profits" and "Losses" or Section 5.2(g) hereof; and

                    (f) the initial Gross Asset Value of the Convertible Note shall be One Hundred and Ten Million Dollars ($110,000,000).

          If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraphs (b) or (d) of this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

          "Guaranteed Payment" has the meaning set forth in Section 3.8(a).

          "HP" has the meaning set forth in the Preamble hereto.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended from time to time).

          "Indebtedness" means (i) the principal, premium (if any), interest and related fees and expenses (if any) in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments.

          "Initial Capital Demand Notice" has the meaning set forth in Section 2.1(b) hereof.

          "Initial Closing" has the meaning set forth in the Recitals hereof.

          "Initial Co-Investor" means those investors to whom FRIT shall transfer Membership Interests received for up to $50,000,000 worth of its Capital Commitment, which transfers shall not be subject to the restrictions set forth in Sections 4.1(a), 4.2, 4.3, 4.4 and 4.6 hereof.

          "Initial Members" has the meaning set forth in the Preamble hereto.

          "Major Decision" means those matters not expressly within the authority of the Managing Member, or not otherwise delegated to the Managing Member by the Operating Committee, including but limited to, the following actions of the Company, whether action with respect to such matters is taken directly on behalf of the Company or indirectly on behalf of any Subsidiary, including, without limitation, Brookdale:

               (a) to add to or increase the capital of the Company or Brookdale or take any other action described in Article IV hereof or to issue Membership Interests representing additional capital investment in the Company;

               (b) to do anything that would cause a Member, or require any Member, to repurchase, prepay or incur any Indebtedness or guarantee or otherwise become personally liable for any Indebtedness incurred by the Company or Brookdale, without the prior consent of such Member.

               (c) to sell, exchange, finance, refinance, convey or otherwise dispose of any asset, business, investment, property or project directly or indirectly owned by the Company or any Subsidiary (including, without limitation, Brookdale), including, without limitation, permitting any Subsidiary (including, without limitation, Brookdale) of the Company to cancel, terminate or otherwise materially modify any existing management agreement;

               (d) to undertake an initial public offering of Membership Interests or other securities of the Company or any equity interests in any Subsidiary (including, without limitation, Brookdale) or securities of any Person into which the Company is proposed to be merged or consolidated in contemplation of such an initial public offering;

               (e) to merge or to consolidate the Company or Brookdale with, or sell substantially all of the Company's or Brookdale's assets to, any other Person, other than a merger of the Company, or a Subsidiary of the Company, with or into Brookdale;

               (f) to amend this Agreement, as set forth in Section 11.2 hereof;

               (g) to authorize and approve the dissolution of the Company, as set forth in Section 9.1 hereof;

               (h) to admit any new Member, other than the Initial Co-Investors, to the Company or accept the resignation of any existing Member of the Company;

               (i) acquire any interest in real or personal property;

               (j) confess a judgment against the Company or any Subsidiary (including, without limitation, Brookdale) in an amount in excess of $200,000;

               (k) to commence a Voluntary Bankruptcy or to decide not to contest an Involuntary Bankruptcy;

               (l) the sale, dissemination, licensing, or the granting of any right to use, to third parties, of any trade secrets, customer lists or other intellectual property of the Company or Brookdale and the decision not to seek enforcement of a violation of the intellectual property rights of the Company or Brookdale (e.g., a trademark infringement);

               (m) approval of executive compensation and employee benefit programs;

               (n) to enter into, amend, extend or waive material contracts;

               (o) approval of each Annual Business Plan and any changes to any Annual Business Plan;

               (p) those matters set forth in Section 2.3 hereof;

               (q) capital expenditures made by the Company in excess of $100,000.

               (r) appointment or removal of Officers;

               (s) all transactions or agreements between the Company and its Subsidiaries and any Members or their respective Affiliates; and

               (t) conversion of all or any portion of the Convertible Note.

          "Managing Member" has the meaning set forth in the Preamble hereto.

          "Member" has the meaning set forth in the Preamble hereto.

          "Membership Interests" means the units representing the outstanding limited liability company interests (as defined in the Act) of the Members of the Company, including, without limitation, each such Member's respective Capital Account, voting rights and any other rights, benefits and obligations of such Member under this Agreement or the Act.

          "Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" as set forth in Regulations Section 1.704-2(b)(4).

          "Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

          "Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

          "Net Cash Flow" means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Operating Committee in its absolute and sole discretion, provided, however, that Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to previously established reserves.

          "1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

          "1933 Act" has the meaning set forth in Section 11.15(a) hereof.

          "Non-Contributing Member" has the meaning set forth in Section 2.1(d) hereof.

          "Nonrecourse Deductions" has the meaning set forth in Regulations
     Section 1.704-2(b)(1).

          "Nonrecourse Liability" has the meaning set forth in Regulations
     Section 1.704-2(b)(3).

          "Notice of Exercise" has the meaning set forth in Section 4.3(b) hereof.

          "Notice of Proposed Transfer" has the meaning set forth in Section 4.3(a) hereof.

          "Notified Parties" has the meaning set forth in Section 4.5(a) hereof.

          "Notifying Party" has the meaning set forth in Section 4.5(a) hereof.

          "Observer" has the meaning set forth in Section 3.9(a) hereof.

          "OC Members" has the meaning set forth in Section 3.9(a) hereof.

          "Offered Interests" has the meaning set forth in Section 4.3(a) hereof.

          "Offer Price" has the meaning set forth in Section 4.3(a) hereof.

          "Offer to Contribute" has the meaning set forth in Section 2.6 hereof.

          "Officer" means any officer of the Company appointed by the Operating Committee.

          "Operating Committee" has the meaning set forth in Section 3.9 hereof.

          "Organizer" has the meaning set forth in Section 1.6 hereof.

          "Other Committees" has the meaning set forth in Section 3.11 hereof.

          "Other Members" has the meaning set forth in Section 4.4(a) hereof.

          "Participating Member" has the meaning set forth in Section 4.4(b) hereof.

          "Percentage Interest" means, with respect to each Member, the percentage set forth opposite its name on Schedule A hereto, as amended from time to time, which percentage represents the Capital Commitment of such Member divided by the aggregate amount of the Capital Commitments of all Members and shall mean a Member's Membership Interest which represents such Member's share of the profits and, if applicable, losses of the Company and such Member's rights to receive distributions of the Company's assets in accordance with the provisions of this Agreement.

          "Permitted Transferee" means: (i) any Affiliate or Subsidiary of a Member, or any Affiliate or Subsidiary thereof; (ii) the Company; (iii) with respect to FRIT, any Initial Co-Investor; (iv) in the event of the dissolution, liquidation or winding up of any such Person that is a corporation or partnership or limited liability company, the stockholders of a corporation that is such Person, the partners of a partnership that is such Person, the members of a limited liability company that is such Person or a successor partnership all of the partners of which or a successor corporation all of the stockholders of which or a limited liability company all of the members of which are the Persons who were the partners of such partnership or the stockholders of such corporation or the members of such limited liability company immediately prior to the dissolution, liquidation or winding up of such Person; provided, that no such distribution to such persons shall be permitted if as a result thereof the Company would become subject to the 1934 Act; (v) a transferee by testamentary or intestate disposition;
     (vi) a transferee by inter vivos transfer to the transferring Person's spouse, children and/or other lineal descendants; (vii) a trust transferee by inter vivos transfer, the beneficiaries of which are the transferring Person, spouse, children and/or other lineal descendants; (viii) a successor nominee or trustee for the beneficial owner of the shares for which such Person acts as nominee or trustee, as the case may be; or (ix) an institutional lender for money borrowed pursuant to bona fide pledge of or the granting of a security interest in the Member's Membership Interests; provided, however, that any such Permitted Transferee shall acknowledge in writing that it agrees to be bound by, and hold the Membership Interests being pledged subject to, the terms of this Agreement.

          "Person" means any individual, corporation, association, partnership (general or limited), joint venture, trust, joint-stock company, estate, limited liability company, unincorporated organization or other legal entity or organization.

          "President" has the meaning set forth in Section 3.7(b) hereof.

          "Profits" or "Losses" means, for each Fiscal Period, an amount equal to the Company's taxable income or loss for such Fiscal Period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

               (a) any income of the Company that is exempt from United States Federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

               (b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

               (c) in the event the Gross Asset Value of any Company asset is adjusted pursuant to applicable provisions of the Regulations, the amount of such adjustment shall be taken into account as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

               (d) gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

               (e) in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss there shall be taken into account Depreciation with respect to each asset of the Company for such Fiscal Period, computed in accordance with the definition of Depreciation;

               (f) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations and Sections 1.704-1(b)(2)(iv)(m)(4) and 1.704-1(b)(2)(iv)(m)(2) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

               (g) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 5.2 or Section
          5.3 of this Agreement shall not be taken into account in computing Profits or Losses.

          The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.2 and Section 5.3 hereof shall be determined by applying rules analogous to those set forth in paragraphs (a) through (f) above.

          "Primary Option Period" has the meaning set forth in Section 4.3(b) hereof.

          "Proposed Transfer" has the meaning set forth in Section 4.3(a) hereof.

          "Proposing Member" has the meaning set forth in Section 4.3(a) hereof.

          "Purchase Election" has the meaning set forth in Section 4.5(c) hereof.

          "Quorum" has the meaning set forth in Section 3.9(a) hereof.

          "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as the same may be amended hereafter from time to time (including corresponding provisions of succeeding Income Tax Regulations).

          "Regulatory Allocations" has the meaning set forth in Section 5.3 hereof.

          "Remaining Member" has the meaning set forth in Section 4.3(a) hereof.

          "Representative" has the meaning set forth in Section 9.2 hereof.

          "Required Majority" has the meaning set forth in Section 3.9(a) hereof.

          "Response Period" has the meaning set forth in Section 4.5(c) hereof.

          "Sale Election" has the meaning set forth in Section 4.5(c) hereof.

          "Secretary" has the meaning set forth in Section 3.7(b) hereof.

          "Subsidiary" of a Person means another Person in which the first Person owns, directly or indirectly, not less than a majority of the equity interests. Unless the context otherwise requires, all references herein to Subsidiaries shall be to Subsidiaries of the Company.

          "Tag-Along Notice" has the meaning set forth in Section 4.4(b) hereof.

          "Tag-Along Notice Period" has the meaning set forth in Section 4.4(b) hereof.

          "Tax Matters Member" has the meaning set forth in Section 7.2 hereof.

          "Tender Offer" means the tender offer by the Company (directly or through one or more wholly-owned Subsidiaries) of the shares of Brookdale which are not then owned by the Company or FRIT.

          "Third Party" has the meaning set forth in Section 4.3(a) hereof.

          "Third Party Notice" has the meaning set forth in Section 4.4(a) hereof.

          "Third Party Offer" has the meaning set forth in Section 4.4(a) hereof.

          "Transfer" has the meaning set forth in Section 4.1(a) hereof.

          "Transferring Member" has the meaning set forth in Section 4.4(a) hereof.

          "Unpaid Capital Commitment" means, with respect to any Member, the amount by which (i) the sum of (1) such Member's Capital Commitment and (2) the amount, if any, by which such Member elects to increase its Capital Commitment pursuant to the terms hereof and (3) distributions to such Member in respect of a return of Capital Contributions, if any, pursuant to the terms hereof, exceeds (ii) the aggregate of all amounts actually contributed to the Company by such Member pursuant to
     Section 2.1.

          "Voting Representative" has the meaning set forth in Section 9.2 hereof.

          Any capitalized term not defined herein shall have the meaning ascribed to such term in the Act.

          1.6 Certificates. The Managing Member, each Officer, Adam M. Endick, Deborah Reusch and Catherine Ledyard (each, an "Organizer") are authorized Persons within the meaning of the Act to execute, deliver and file the Certificate of Formation and any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business (each, a "Certificate"). The Company hereby ratifies the execution, delivery and filing by each Organizer of all Certificates heretofore executed, delivered or filed by such Organizer.

                                   ARTICLE II

                   CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

          2.1 Capital Contributions.

          (a) In exchange for its Membership Interests, each Member hereby agrees to contribute an amount equal to its Capital Commitment (less amounts previously contributed) upon receipt of a Capital Demand Notice from the Operating Committee in accordance with Section 2.1(b) hereof and the Contribution Agreements.

          (b) FRIT was admitted to the Company at the Initial Closing and HP shall be admitted to the Company on the date hereof. FRIT has previously contributed capital to the Company in the amount specified in Schedule A attached hereto. Each Member shall make contributions to the Company on Capital Demand Dates upon receipt of Capital Demand Notices, in accordance with and subject to the limitations set forth in this Section 2.1. Except as specified below with respect to the Initial Capital Demand Notice, on any Capital Demand Date, each Member shall contribute to the Company in dollars an amount equal to such portion of its Unpaid Capital Commitment as shall be specified by the Operating Committee in a Capital Demand Notice delivered in respect of such Capital Demand Date. The first Capital Demand Notice (the "Initial Capital Demand Notice") shall be delivered by facsimile at least two (2) Business Days prior to the closing of the Tender Offer, and shall be in an amount equal to each of FRIT's and HP's Unpaid Capital Commitments (which, in the case of HP, shall be satisfied by transfer of the Convertible Note to the Company). All Members shall pay their pro rata Capital Commitment on the Capital Demand Date specified in the applicable Capital Demand Notice.

          (c) For purposes of this Agreement, (i) a "Capital Demand Date" shall mean a date on which Members are required by the Operating Committee to contribute capital to the Company not in excess of their Capital Commitments, which date (A) shall be specified by the Operating Committee in a Capital Demand Notice delivered by the Managing Member to each of the Members, and (B) shall be no less than fifteen (15) days from the date of delivery of a Capital Demand Notice by the Managing Member; and (ii) a "Capital Demand Notice" shall mean a written notice requiring the contribution of capital to the Company, which notice shall (A) be delivered by the Managing Member to each Member, (B) call for contribution to the Company of the amount of capital not in excess of such Member's Capital Commitment determined by the Operating Committee to be appropriate to fund particular development projects or acquire additional assets for the Company or meet the expenses of the Company (including the payment of the Guaranteed Payment to the Managing Member) permitted to be paid by the Company hereunder, and (C) call for a contribution of capital by each Member in an amount which represents such Member's Percentage Interest of the aggregate of the amounts payable by all Members on the relevant Capital Demand Date. The foregoing notwithstanding, the Managing Member, by prompt notice to each Member by telex, telecopier or cable, which shall be delivered at least two
(2) Business Days prior to the Capital Demand Date, may postpone the Capital Demand Date one or more times for any reason to a specific date, or to a future date to be confirmed on two (2) Business Days' notice, in each case no later than forty-five (45) consecutive days following the originally scheduled Capital Demand Date, or, if such forty-fifth (45th) day shall not be a Business Day, then the next succeeding Business Day, whereupon such rescheduled Capital Demand Date shall thereafter be the scheduled Capital Demand Date for purposes of this Agreement. To the extent the information contained in the Capital Demand Notice delivered with respect to the originally scheduled Capital Demand Date has materially changed, the notice of postponement shall notify the Members of such changes.

          (d) If at any time or times a Member shall fail to timely make any Capital Contributions to the Company which such Member is obligated to make under this Agreement and the Contribution Agreement (such Member is hereinafter referred to as a "Non-Contributing Member"), then, without limiting the rights or remedies available to the Company or the other Members by reason of the breach by a Non-Contributing Member, the other Members may (but shall not be obligated to), in proportion to their respective Membership Interests (such Members are hereinafter referred to as the "Contributing Members"), pay all or any part of the payment which a Non-Contributing Member failed to contribute to the Company (the "Failed Contribution") and treat such amount as a contribution to the Company, in which case the amount contributed shall be deemed a Capital Contribution by such Contributing Members as of the date made. If a Contributing Member or Members shall elect to make such a Capital Contribution, the Membership Interests of each Contributing Member shall be increased by a fraction the numerator of which is equal to 1.25 times the portion of the Failed Contribution contributed by such Contributing Member and the denominator of which is equal to the total amount of Capital Contributions that all Members have made to the Company (including the Capital Contributions by the Contributing Members pursuant to this Section 2.1(d)) through and including the date such Contributing Member contributed such portion. The Membership Interests of the Non-Contributing

Member shall be reduced by the percentage by which the Contributing Members' Membership Interests were increased pursuant to the preceding sentence; provided, however, that the Contributing Member's Membership Interest shall not be increased beyond that percentage represented by the Non-Contributing Member's entire Membership Interest.

          (e) Capital Contributions by the Members (other than the initial Capital Contribution by HP) shall be made in dollars by wire transfer of federal funds to an account or accounts of the Company specified in the applicable Capital Demand Notice. Other than as set forth in this Article II, no Member shall be entitled to any interest or compensation by reason of its Capital Contributions or by reason of serving as a Member. No Member shall be required to lend any funds to the Company. Upon the expiration of the term hereof (the "Expiration Date"), the amount of each Member's Unpaid Capital Commitment shall be canceled except to the extent necessary (A) to complete investments in progress, (B) to pay the Company's operating expenses, including the Guaranteed Payment, and (C) to fund necessary reserves and costs related to the Company's indemnification obligations, and the Managing Member shall have the right to deliver Capital Demand Notices with respect thereto after the Expiration Date.

          2.2 Capital Accounts. A separate capital account (each a "Capital Account") for each Member shall be established on the books and records of the Company in compliance with Section 704(b) of the Code and the Regulations promulgated thereunder and such Capital Accounts shall be maintained for each Member in accordance with the following provisions, without duplication:

               (a) to each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's share of Profits and items in the nature of income or gain which are specially allocated to such Member pursuant to Section 5.2 and Section 5.3 hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any Company property distributed to such Member;

               (b) to each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 5.2 or Section 5.3 hereof, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company;

               (c) in the event all or a portion of a Member's Membership Interest in the Company is transferred, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest;

               (d) in determining the amount of any liability for purposes of Sections 2.2(a) and 2.2(b) hereof, there shall be taken into account Code
     Section 752(c) and any other applicable provisions of the Code and Regulations; and

               (e) immediately prior to the actual or deemed distribution of property of the Company (other than the distribution of cash) upon a dissolution and liquidation of the Company, the Capital Accounts of the Members shall be adjusted (consistent with the provisions hereof and Regulations under Section 704 of the Code) upward or downward to reflect any unrealized gain or unrealized loss attributable to property of the Company, as if such unrealized gain or unrealized loss had been recognized upon an actual sale of each asset immediately prior to such distribution and had been allocated to the Members at such time. The provisions of this
     Section 2.2(e) are intended to meet the requirements of Regulations Section 1.704-1(b)(2)(iv)(e).

          This Section 2.2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations
Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. Notwithstanding that a particular adjustment is not set forth in this Section 2.2, the Capital Accounts of the Members shall be adjusted as required by, and in accordance with, the capital account maintenance rules of Regulations Section 1.704-1(b).

          2.3 Negative Capital Account. No Member shall be required to make up an Adjusted Capital Account Deficit nor pay to any Member the amount of any such deficit in any such account.

          2.4 Admission of New Members. Unless otherwise permitted under Article IV hereof and except with respect to any Initial Co-Investors, new Members may only be admitted to membership in the Company with the approval of the Operating Committee. A new Member must agree in writing to be bound by the terms and provisions of the Certificate of Formation and this Agreement, as amended, and upon admission, the new Member shall have all rights and duties of a Member of the Company. It is understood and agreed that the Membership Interests offered to the Initial Co-Investors and up to $105 million of additional Capital Commitments expected to be offered to the Initial Members, Initial Co-Investors and new investors, shall be offered at substantially the same Gross Asset Value as the Membership Interests of the Initial Members.

          2.5 Interest. No interest shall be paid or credited to the Members on their Capital Accounts or upon any undistributed profits left on deposit with the Company.

          2.6 Additional Capital Contributions. Other than to the extent of the Capital Commitments set forth on Schedule A hereto, in no event shall any Member be required to make an additional Capital Contribution to the Company. However, the Operating Committee may authorize the Company to receive additional Capital Contributions and the Company may solicit such additional Capital Contributions from the Members, in an amount authorized by the Operating Committee (the "Amount Solicited") in accordance with the provisions of Section 2.1 hereof. The Company shall send a notice of solicitation to all the Members and each Member wishing to make an additional Capital Contribution shall so notify the Company in writing within 20 days after delivery of the notice, indicating the amount such Member offers to contribute (the "Offer to Contribute"). If such Member does not make an Offer to Contribute which equals or exceeds the entire Amount Solicited, the Company may, at its option, by action of the Operating Committee, elect to accept the Offers to Contribute it has received or reject such Offers to Contribute and cancel the solicitation.

          2.7 Capital Withdrawal Rights, Interest and Priority.

          Except as expressly provided in this Agreement, no Member shall be entitled to withdraw or reduce such Member's Capital Account in whole or in part until the dissolution and winding-up of the Company, except as distributions pursuant to Article VI may represent returns of capital. No Member shall be entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. A Member who withdraws or purports to withdraw as a Member of the Company without the consent of the other Members or as otherwise allowed by this Agreement shall be liable to the Company for any damages suffered by the Company on account of the breach and shall not be entitled to receive any payment on its Membership Interests or a return of its Capital Contribution until the time otherwise provided herein for distributions to Members.

                                   ARTICLE III

                            MANAGEMENT OF THE COMPANY

          3.1 Managing Member.

          (a) The Managing Member shall have exclusive power and authority, in the name of and on behalf of the Company, to perform all acts and do all things which the Operating Committee has expressly delegated to it and which the Operating Committee deems necessary or desirable to conduct the business of the Company. No Member other than the Managing Member shall have the power to sign for or bind the Company to any agreement or document in its capacity as Member.

          (b) Unless otherwise restricted by the Operating Committee, the Managing Member shall, subject to all applicable provisions of this Agreement, be authorized in the name of and on behalf of the Company:

               (i) to enter into, execute, amend, supplement, acknowledge and deliver any and all contracts, agreements, or other instruments for the operation of the Company;

               (ii) in general to do all things and execute all documents necessary or appropriate to conduct the business of the Company as set forth in Section 1.3 hereof, or to protect and preserve the Company's assets. The Managing Member may delegate any or all of the foregoing powers;

               (iii) upon the closing of the Tender Offer, to cause the Company (or its applicable Subsidiary) to vote the stock of Brookdale or otherwise agree with Brookdale to (1) elect three (3) individuals nominated by FRIT, one of whom shall be Wesley R. Edens, and two (2) individuals nominated by HP, one of whom shall be Paul H. Warren, to serve on the Board and the Other Committees in accordance with the provisions of Section 3.11 hereof,
     (2) elect Wesley R. Edens as Chairman of the Board and (3) elect three (3) individuals as the sole members of the Executive Committee of the Board, one to be nominated by FRIT, one to be nominated by HP, which nominee shall be Paul H. Warren, and one nominee who shall be selected by unanimous decision of FRIT and HP, which nominee shall initially be Mark Schulte.

               (iv) at least thirty (30) days before the commencement of each fiscal year of Brookdale, to cause the Company (or its applicable Subsidiary) to propose each Annual Business Plan to the Operating Committee;

               (v) to cause the Company to pay to the Managing Member the Guaranteed Payment; and

               (vi) to cause the Company to (1) enter into, or cause one or more of the Company's Subsidiaries to enter into, an agreement and plan of merger with Brookdale and (2) make all filings required by law, including, without limitation, filings under the 1934 Act, the 1933 Act and the HSR Act.

          (c) The Managing Member is required to be a Member, and shall hold office until its resignation or removal in accordance with the provisions hereof. The Managing Member is a "manager" of the Company (within the meaning of the Act). The Managing Member shall devote such time to the business and affairs of the Company as it deems necessary, in its sole discretion, for the performance of its duties, but in any event, shall not be required to devote full time to the performance of such duties and may delegate its duties and responsibilities as provided in this Agreement.

          (d) Any action taken by the Managing Member, and the signature of the Managing Member (or an authorized representative thereof) on any agreement, contract, instrument or other document on behalf of the Company, shall be sufficient to bind the Company and shall conclusively evidence the authorization and approval of the Company and its Members with respect thereto.

          (e) Any Person dealing with the Company, the Managing Member or any Member may rely upon a certificate signed by the Managing Member as to (i) the identity of the Managing Member or any Member, (ii) any factual matters relevant to the affairs of the Company, (iii) the Persons who are authorized to execute and deliver any document on behalf of the Company or (iv) any action taken or omitted by the Company or the Managing Member.

          (f) In addition to its other duties hereunder, the Managing Member shall provide the following services for the Company: (i) asset underwriting;
(ii) acquisition assessment and advice; (iii) financing analysis and advice; and (iv) structured finance assistance and advice.

          3.2 Other Ventures. It is expressly agreed that the Members and any Affiliates, officers, directors, managers, stockholders, partners or employees of such Members, may engage in other business ventures of every nature and description, whether or not in competition with the Company, independently or with others, and neither the Company nor the Members shall have any rights in and to any independent venture or activity or the income or profits derived therefrom.

          3.3 Actions by the Members. Except as specifically set forth herein, no Member other than the Managing Member shall be entitled to vote on actions of the Company. All Major Decisions shall be made in accordance with the terms of
Section 3.9 hereof, provided, however, that the Chairman shall be advised and consulted regarding any Major Decision within five (5) Business Days prior to the meeting at which such Major Decision is to be considered.

          3.4 Meetings, Quorum; Voting. Meetings of the Members, for any purpose or purposes whatsoever, may be called at any time by any Members. The Members may vote, approve a matter or take any action permitted to be taken by the Members pursuant to this Article III, by the vote of two thirds of the Members at a meeting, in person or by proxy, or without a meeting by written consent or otherwise. For any meeting of Members, the presence in person or by proxy of Members owning two thirds of the Membership Interests entitled to vote at the time of the action taken constitutes a quorum for the transaction of business.

          3.5 Waiver of Notice. The actions taken at any meeting of the Members entitled to vote, however called and noticed or wherever held, shall be as valid as though taken at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the Members entitled to vote not present receives notice of such actions.

          3.6 Action by Consent. Any action may be taken by the Members entitled to vote without a meeting if authorized by the consent of two thirds of Members entitled to vote. In no instance where action is authorized by consent need a meeting of Members be called or noticed. However, a copy of the action taken to be by such consent must be promptly sent to all Members entitled to vote.

          3.7 Officers; Designation; Term; Qualifications.

          (a) The Operating Committee may, from time to time, designate one or more Persons to be Officers of the Company. The names of the Persons initially designated as the Officers of the Company are set forth in Schedule B hereto, such Persons to serve in such offices until resignation or removal. Any Officer so designated shall have such authority and perform such duties as the Operating Committee may, from time to time, delegate to such Person. The Operating Committee may assign titles to particular Officers, and unless the Operating Committee decides otherwise, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such Officer by the Operating Committee pursuant to this Section
3.7. Each Officer shall hold office for the term for which such Officer is designated and until his or her successor shall be duly designated and shall qualify or until his or her death, resignation or removal (with or without cause) by the Operating Committee or as otherwise provided in this Agreement. Any Person may hold any number of offices. No Officer need be a manager, a Member, a Delaware resident, or a United States citizen. Designation of such a Person as an Officer of the Company shall not of itself create any contract rights.

          (b) The Officers shall include a chairman (the "Chairman"), a President (the "President"), a chief financial officer (the "CFO") and a secretary (the "Secretary") and, in the sole discretion of the Operating Committee, an assistant secretary (the "Assistant Secretary").

          (c) Any Officer of the Company may be removed as such, with or without cause, by the Operating Committee; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the Person so removed. Any Officer of the Company may resign as such at any time upon written notice to the Chairman. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified therein, at the time of its receipt by the Chairman. The acceptance of a resignation shall not be necessary to make it effective unless expressly so provided in the resignation.

          (d) Any vacancy occurring in any office of the Company may be filled by the person designated by the Operating Committee.

          (e) The compensation, if any, of the Officers of the Company shall be fixed from time to time by the Operating Committee.

          (f) Each Officer of the Company is an agent of the Company for the purpose of the business of the Company, and the act of each Officer for apparently carrying on in the usual the business of the Company binds the Company, unless (i) the Officer so acting has in fact no authority to act for the Company in the particular matter and (ii) the Person with whom such Officer is dealing has knowledge of the fact that such officer has no such authority. An act of an Officer which is not apparently for the carrying on of the business of the Company in the usual way does not bind the Company unless authorized by the Operating Committee.

          3.8 Guaranteed Payment.

          (a) The Company shall make a Guaranteed Payment to the Managing Member, within the meaning of Section 707(c) of the Code, for the use of capital contributed to the Company by the Managing Member, in an amount equal to One Million Dollars ($1,000,000) per annum, for the period between the date hereof and the fifth anniversary hereof for a total of Five Million Dollars ($5,000,000).

          (b) If any Guaranteed Payment is not paid on the due date thereof (other than by reason of the Managing Member's failure to cause the Company to pay it notwithstanding the availability of sufficient funds therefor), the amount of such Guaranteed Payment shall accrue interest at the prime rate of interest charged by Bank of America, N.A. to its most creditworthy customers, compounded annually, from the due date thereof to the date same is actually paid.

          (c) All payments required under this Section 3.8 shall be made in dollars by wire transfer of federal funds to an account designated by the Managing Member or by certified or official bank check or checks in New York Clearing House or similar next day funds payable to the order of the Managing Member.

          (d) If the Managing Member shall cease to be the Managing Member under this Agreement, then, from and after the date of such cessation, the Guaranteed Payment shall cease accruing to the Managing Member hereunder.

          3.9 Operating Committee. The Members will establish an Operating Committee (the "Operating Committee") which shall be responsible for all actions not specifically delegated to the Managing Member, including but not limited to those defined as Major Decisions, and shall oversee and review the operations of the Company and Brookdale. The members (collectively, "OC Members" and each individually, an "OC Member") of the Operating Committee shall initially be those persons whose names are set forth on Schedule C attached hereto. All OC Members shall serve until voluntary resignation or retirement, or removal with or without cause by the Member appointing such OC Member. Approval of Major Decisions and all other matters required to be submitted by law or otherwise for vote or action by the Operating Committee shall require approval of two thirds of the entire Operating Committee (the "Required Majority"). At least two thirds of the entire Operating Committee must be present for there to be a quorum at a meeting of the Operating Committee (a "Quorum") or acting by written consent.

Each OC Member may invite one or more designees to accompany him or her to a meeting of the Operating Committee or attend a meeting in his or her absence (each, an "Observer"). However, an Observer shall not be counted for purposes of determining whether a Quorum existed or whether a matter was approved by a Required Majority.

          3.10 Election of Operating Committee and Meetings.

          (a) FRIT shall have the right to appoint three (3) OC Members to the Operating Committee and HP shall have the right to appoint two (2) OC Members to the Operating Committee.

          (b) In the event that a vacancy among the OC Members shall occur at any time, the Member (which shall be either FRIT or HP) making the original appointment shall appoint another person to fill the vacancy.

          (c) The Operating Committee shall meet quarterly and at such other times as at least one OC Member appointed by FRIT (or its successor or assign) and one OC Member appointed by HP (or its successor or assign) shall agree.

          (d) Any action required or permitted to be taken by the Operating Committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed (facsimile signatures acceptable) by two thirds of the OC Members.

          (e) The OC Members may also participate in a meeting by means of a conference telephone or other standard forms of telecommunication equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting, except where a person participates in a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

          3.11 Board of Directors of Brookdale and Committees. Each of FRIT and HP shall have the right to appoint the individuals to serve on the Board of Directors of Brookdale (the "Board") and, if established, any management, executive, administrative or similar committee of Brookdale (collectively, the "Other Committees") as set forth in Section 3.12 hereof. All members of the Board and the Other Committees shall serve until voluntary resignation or retirement, or removal with or without cause by the Member appointing such member. The procedures governing decision-making by the Board and the Other Committees shall be the same as those of the Operating Committee. Except for Major Decisions expressly retained by the Operating Committee, the Board shall have all powers and duties and the full discretion to manage and conduct the business and affairs of Brookdale, all in accordance with the By-Laws and Articles of Incorporation of Brookdale.

          3.12 Election of Board of Directors and Meetings.

          (a) FRIT shall have the right to appoint three (3) directors to the Board and HP shall have the right to appoint two (2) directors to the Board.

          (b) In the event that a vacancy among the directors shall occur at any time, the Member (which shall be either FRIT or HP) making the original appointment shall appoint another person to fill the vacancy.

          (c) The Board shall meet quarterly and at such other times as at least one director appointed by FRIT (or its successor or assign) and one director appointed by HP (or its successor or assign) shall agree.

          (d) Any action required or permitted to be taken by the Board at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed (facsimile signatures acceptable) by two thirds of the directors.

          (e) The directors may also participate in a meeting by means of a conference telephone or other standard forms of telecommunication equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting, except where a person participates in a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

          3.13 Audit Committee. The Operating Committee shall establish an Audit Committee (the "Audit Committee") which periodically will review with the Company's and Brookdale's independent public accountants, its accounting methods, practices and policies. The Audit Committee shall be comprised of an equal number of individuals appointed by each Member.

          3.14 Officers of Subsidiaries. All officers of Subsidiaries (other than Brookdale) of the Company shall be selected by the Operating Committee in its sole discretion. Officers of Brookdale shall be appointed by the Board in its sole discretion.

          3.15 Investment. Nothing in this Agreement shall be construed so as to prohibit any Member or its respective Affiliates from owning, operating or investing in any business of any nature and description, independently or with others, regardless of whether such business is competitive with the Company or Brookdale, and no Member need disclose its intention to make any such investment to the other, nor advise the Company of the opportunity presented by any such prospective investment.

          3.16 Confidentiality. The Members agree that for the term of this Agreement and for a period of one year after the termination hereof, (i) each shall use its best efforts to cause its directors, officers and employees and Affiliates to keep confidential all intellectual property and other proprietary information of the Company and Brookdale, including all information concerning pricing and terms of sale of products, and (ii) each Member shall hold and shall cause their consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of law, all documents and information concerning any other party hereto furnished it by such other party or its representatives in connection with the transactions contemplated by this Agreement, except to the extent that any other information referred to in clause
(i) or (ii) above can be shown to have been (x) previously known by the party to which it is furnished, (y) in the public domain through no fault of such party or (z) later lawfully acquired from other sources by the party to which it was furnished.

                                   ARTICLE IV

                        TRANSFERS OF MEMBERSHIP INTERESTS

          4.1 Restrictions on Transfer.

          (a) No Member, nor any assignee or successor in interest of any Member, including a Permitted Transferee, shall (voluntarily or involuntarily) directly or indirectly, transfer, assign or otherwise dispose of (each, a "Transfer") its Membership Interests or any economic benefit therein (including a Transfer pursuant to a foreclosure sale of any of the assets of a Member), or in any part thereof, or in all or any part of the assets of the Company, without the prior written consent of the Operating Committee (which may be withheld for any or no reason) except to a Permitted Transferee, except as provided in Sections 4.3, 4.4, 4.5 and 4.6 hereof and except in connection with a transfer by FRIT of its Membership Interests to any Initial Co-Investors. Subject to the other restrictions on Transfers contained herein, any Member intending to Transfer its Membership Interests under this Agreement may Transfer any percentage of its Membership Interests up to 20% of such Member's initial Membership Interest (or if such Member shall acquire additional Membership Interests, 20% of such higher Percentage Interest). Any Member intending to Transfer its Membership Interests in excess of 20% shall Transfer 100% of its remaining Membership Interests. The rights to appoint OC Members to the Operating Committee and to appoint individuals to serve on the Board and Other Committees pursuant to Sections 3.10, 3.11 and 3.12 hereunder shall be transferred to such transferee as shall acquire 80% or more of an Initial Member's initial Membership Interest; provided, however, that for purposes of this section, it is understood that the initial Membership Interest for FRIT shall be determined after giving effect to the Transfer of the $50,000,000 to the Initial Co-Investors by FRIT.

          (b) Any transferee of a Membership Interest shall become a substitute Member upon: (i) the transferee agreeing to be bound by all the terms and conditions of the Certificate of Formation and this Agreement as then in effect; (ii) compliance with applicable federal and state securities laws; and (iii) receipt of any necessary regulatory approvals. Unless and until a transferee is admitted as a substitute Member, the transferee shall have no right to exercise any of the powers, rights and privileges of a Member hereunder. A Member who has transferred its Membership Interests shall cease to be a Member upon Transfer of all of the Member's Membership Interests and thereafter shall have no powers, rights and privileges as a Member hereunder except as otherwise expressly provided herein.

          (c) The Company, each Member, the Operating Committee, the Managing Member, the Officers of the Company and any other Person or Persons having business with the Company need only deal with Members who are admitted as Members or as substitute Members of the Company, and they shall not be required to deal with any other Person by reason of a Transfer by a Member, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Member for a transferring Member, any payment to a Member shall acquit the Company, the Operating Committee and the Managing Member of all liability to any other Persons who may be interested in such payment by reason of an assignment by such Member.

          (d) Notwithstanding anything in this Article IV to the contrary, no Transfer of a Membership Interest by a Member, shall be effective unless and until such Member has fulfilled all of its obligations under Section 2.1 hereof.

          4.2 Non-Permitted Transfers.

          (a) Any purported Transfer of Membership Interests or any economic interest therein not in compliance with Section 4.1, 4.3, 4.4, 4.5 or 4.6 hereof shall be null and void ab initio, regardless of any notice provided to the Company, and shall not create any obligation or liability of the Company to the purported transferee, and any Person purportedly acquiring any Membership Interests or any economic interest therein purportedly transferred not in compliance with Section 4.1, 4.3, 4.4, 4.5 or 4.6 hereof shall not be entitled to admission to the Company as a substitute Member.

          (b) In the case of an attempted Transfer of any Membership Interests or any economic benefit therein that is not in compliance with Section 4.1, 4.3, 4.4, 4.5 or 4.6 hereof, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company, the Operating Committee and the other Members from all cost, liability and damage that any of such indemnified persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and the enforcement of this indemnity.

          (c) No Member, nor any assignee or successor in interest of any member, including a Permitted Transferee, shall Transfer its Membership Interests or any economic benefit therein if such Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704 and the regulations promulgated thereunder.

          4.3 Right of First Offer.

          (a) If a Member proposes to Transfer (each, a "Proposed Transfer") any of its Membership Interests (the "Offered Interests") to any Person (each, a "Third Party") other than to a Permitted Transferee, such Member (the "Proposing Member") shall submit a written notice (a "Notice of Proposed Transfer") to the other Members (the "Remaining Members") describing the material terms and conditions of the Proposed Transfer in reasonable detail, including, without limitation, the proposed purchase price (which shall be for cash only) (the "Offer Price").

          (b) Upon receipt of the Notice of Proposed Transfer, each of the Remaining Members shall have the primary right, but not the obligation, for a period (the "Primary Option Period") of ten (10) Business Days following receipt of the Notice of Proposed Transfer, to elect to purchase at the Offer Price a portion of the Offered Interests equal to such Remaining Member's pro rata portion which portion shall be equal to a fraction the numerator of which is the Membership Interests owned by the Remaining Members electing to purchase Offered Interests and the denominator of which is the total Membership Interests as of the date of the Notice of Proposed Transfer owned by all of the Members (other than the Proposing Member), on the same terms and conditions as are set forth in the Notice of Proposed Transfer. Each Remaining Member shall also have a secondary right, on the same terms as are set forth in the Notice of Proposed Transfer, for a period of ten (10) Business Days from the expiration of the Primary Option Period, to purchase any or all of the remaining portion of the Offered Interests not purchased by any other Remaining Member in the exercise of his or its primary right. If, however, there is more than one Remaining Member desiring to exercise secondary rights to purchase any such remaining Offered Interests and they do not agree on the number of such Offered Interests to be purchased by each within five (5) Business Days from the expiration of the Primary Option Period, then each such Remaining Member shall be entitled to purchase such proportion of those Offered Interests which remain undisposed of as the Membership Interests owned by such Remaining Member bears to the total Membership Interests held by all of the Members desiring to purchase such Offered Interests. The primary and secondary rights of the Remaining Members set forth herein are exercisable in each case by delivery of one notice to the Company and the Proposing Member (a "Notice of Exercise") within the time periods specified herein, which Notice of Exercise shall specify a time and place of closing, which closing shall Occur not less than thirty (30) days and not more than sixty (60) days from the date of delivery of the Notice of Exercise.

          (c) In the event that the Remaining Members exercise their rights to purchase all but not less than all of the Offered Interests in accordance with
Section 4.3(b), then the Proposing Member must sell the Offered Interests elected to be purchased by the Remaining Members to such Remaining Members at the closing specified in Section 4.3(b) hereof. The Proposing Member shall notify each such Remaining Member of the portion of Offered Interests to be sold to such Remaining Members. At such closing, the Proposing Member shall, and hereby covenants to, Transfer the Offered Interests to such Remaining Members free and clear of any and all liens, mortgages, pledges, security interests or other restrictions or encumbrances against payment of the Offer Price in accordance with the notices specified in Sections 4.3(a) and (b) hereof.

          (d) If (i) all notices required to be given pursuant to Sections 4.3(a) and (b) hereof have been duly given and (ii) all of the Offered Interests are not purchased by the Remaining Members in accordance with Sections 4.3(b) and (c) hereof, then the Proposing Member shall have the right, for a period of ninety (90) days from the earlier of (i) the expiration of the last applicable option period pursuant to Section 4.3 (b) hereof with respect to such Notice of Proposed Transfer and (ii) the date on which such Proposing Member receives notice from all of the Remaining Members that they will not exercise the options granted pursuant to Sections 4.3(b) and (c) hereof to sell, subject to Section
4.4 hereof, to any Third Party the Offered Interests at a price not less than the Offer Price and on terms and conditions as favorable as offered to the Remaining Members.

          (e) In the event that the Remaining Members do not exercise their options to purchase all of the Offered Interests, and the Proposing Member shall not have sold the Offered Interests as to which such options shall not have been exercised, to a Third Party for any reason before the expiration, as applicable, of the ninety (90)-day period described in Section 4.3(d) hereof, or such Proposing Member withdraws the Notice of Proposed Transfer, then such Proposing Member shall not give another Notice of Proposed Transfer pursuant to Section 4.3(a) hereof for a period of one hundred twenty (120) days from the last day of such ninety (90)-day period.

          (f) If any Member does not purchase any of the Offered Interests under this Section 4.3 but wishes to sell Membership Interests under Section 4.4 hereof, such Member must deliver a Tag-Along Notice pursuant to Section 4.4(b) hereof simultaneously with declining such Member's right to purchase under this
Section 4.3 hereof.

          4.4 Tag-Along Rights.

          (a) Except for Transfers permitted by the express terms of Sections 4.3, 4.5 and 4.6 hereof, if a Member (each, a "Transferring Member") intends to Transfer any or all of the Membership Interests then owned by or in the name of such Transferring Member to a Third Party (each, a "Third Party Offer"), the Transferring Member shall promptly, acting in good faith (i) cause the Third Party Offer to be reduced to writing, which shall identify the Third Party, the Membership Interests proposed to be transferred to the Third Party by the Transferring Member, the price to be paid in cash by the Third Party and all other material terms and conditions of the Third Party Offer and (ii) provide written notice (the "Third Party Notice") of such Third Party Offer to each of the other Members (the Members receiving a Third Party Notice pursuant to this sentence being collectively referred to herein as the "Other Members"), which Third Party Notice shall (x) contain an offer by such Third Party to purchase or otherwise acquire from each Other

Member such Other Member's Membership Interests (to the extent such Third Party Offer shall be allocable to such Other Member pursuant to Section 4.4(c) hereof) on the same terms and conditions as the Third Party Offer (except that the only representation and warranty that such Other Member shall be required to make in connection with any such Transfer is a warranty with respect to his or its own ownership of the Membership Interests to be sold by him or it and his or its ability to convey title thereto free and clear of any and all liens, mortgages, pledges, security interests or other restrictions or encumbrances), (y) be accompanied by a true and correct copy of the Third Party Offer and (z) specify the total Membership Interests then owned by the Transferring Member.

          (b) Each Other Member desiring to accept the offer (each, a "Participating Member") set forth in the Third Party Notice shall, within ten
(10) Business Days after the date the Third Party Notice is received by such Other Member (as such period may be extended pursuant to Section 4.4(d) hereof, (each, a "Tag-Along Notice Period"), deliver a written notice to the Transferring Member (each, a "Tag-Along Notice"), which notice shall (i) specify the percentage of Membership Interests which such Participating Member wishes to Transfer pursuant to the Third Party Offer and the Membership Interests then owned by such Participating Member and (ii) constitute a firm acceptance by such Other Member of the Third Party Offer, except as otherwise provided in Section 4.4(c) and (d) hereof.

          (c) If one or more Other Members give the Transferring Member a timely Tag-Along Notice, then the Transferring Member shall use all reasonable efforts to cause the Third Party to agree to acquire all Membership Interests identified in all Tag-Along Notices that are timely given to the Transferring Member, upon the same terms and conditions as are applicable to the Transferring Member's Membership Interests. If such Third Party is unwilling or unable to acquire all of such additional Membership Interests upon such terms, then the Transferring Member may elect to either cancel such proposed Transfer or allocate the maximum Membership Interests that such Third Party is willing to purchase among the Transferring Member and the Participating Members, with (i) each Participating Member permitted to sell Membership Interests corresponding to the percentage of all Membership Interests held by such Participating Member and (ii) the Transferring Member permitted to sell Membership Interests equal to the remaining Membership Interests that such Third Party is willing to purchase (e.g., if the Third Party Notice contemplated a Transfer of a 10% Membership Interest by the Transferring Member, and if the Transferring Member at such time owns a 30% Membership Interest and one Other Member who owns a 20% Membership Interest elects to participate, then the Transferring Member would be entitled to sell a 6% Membership Interest and the Other Member would be entitled to sell a 4% Membership Interest).

          (d) In the event that the terms and conditions of any Third Party Offer shall be modified in any way prior to the consummation of the respective Transfers of Membership Interests contemplated by such Third Party Offer, the Transferring Member shall send a copy of the amended Third Party Offer to each of the Participating or Other Members. Any Other Member desiring to Transfer Membership Interests pursuant to the amended Third Party Offer, or any

Participating Member desiring to amend or withdraw its Tag-Along Notice may do so by delivering notice within three (3) Business Days after receipt of such amended Third Party Offer to the Transferring Member. If such notice is not timely delivered, such Other Member shall be deemed to have elected not to participate in the Third Party Offer, or such Participating Member, as the case may be, shall be deemed to have elected to participate in such Third Party Offer under the same terms and conditions that such Participating Member shall have originally elected to Transfer its Membership Interests.

          (e) Within three (3) Business Days after the termination of the Tag-Along Notice Period (including any extension thereof) with respect to any Third Party Offer, (i) the Transferring Member, after review of the Tag-Along Notices received, and notices of withdrawal, if any, shall give written notice to each Participating Member of (A) such Participating Member's Membership Interests to be purchased pursuant to the Third Party Offer, showing the basis for the calculation thereof, and (B) the time and place of the closing, which shall occur not fewer than two (2) Business Days and not more than fifteen (15) Business Days from the date such notice is given. At the closing, each Participating Member shall, and hereby covenants to, Transfer such Participating Member's Membership Interests to be sold to such Third Party free and clear of any and all liens, mortgages, pledges, security interests or other restrictions or encumbrances against payment of the purchase price for such Membership Interests. If any Participating Member fails to deliver any Membership
Interests to the Third Party, each of the other Participating Members (and the Transferring Member) shall be entitled to increase the Membership Interests that it may Transfer in connection with the Third Party Offer by allocating such Participating Member's Membership Interests in the manner set forth in Section 4.4(c). If such Third Party does not purchase such Membership Interests from all Participating Members on the same terms and conditions applicable to the Transferring Member, then the entire proposed Transfer by the Transferring Member to such Third Party shall be invalid.

          (f) If at the termination of the Tag-Along Notice Period (and any extension thereof) any Other Member shall not have accepted the offer contained in the Third Party Notice, such other Member shall be deemed to have waived any and all of his or its rights under this Section 4.4 to Transfer his or its Membership Interests to such Third Party on the terms specified in the Third Party Offer.

          4.5 Buy/Sell Right.

          Upon the occurrence of a Buy/Sell Event, each Initial Member shall have the right (each, a "Buy/Sell Right") to buy all of the Membership Interests in the Company held by the other Initial Member or to sell all of its Membership Interests in the Company to such other Initial Member. The Buy/Sell Right shall be exercised in accordance with the following provisions:

               (a) Upon the occurrence of a Buy/Sell Event in connection with an irreconcilable dispute concerning a Major Decision, an Initial Member shall notify the other Initial Member (the Initial Member first giving notice pursuant to this Section 4.5 is referred to hereinafter as a "Notifying Party", and the other Initial Member so receiving notice from the Notifying Party is referred to hereinafter as the "Notified Party") in writing, with a copy to the Operating Committee, that it intends to exercise its Buy/Sell Right (each, a "Buy/Sell Notice"). Once the Notifying Party delivers the Buy/Sell Notice, the Notified Party may not exercise its Buy/Sell Right until the procedure established in this Section 4.5 is concluded with respect to such Buy/Sell Notice or until the Notifying Party breaches any provision established in this Section 4.5.

               (b) The Buy/Sell Notice shall contain an unconditional promise by the Notifying Party, at the election of the Notified Party, to either (i) sell all of its Membership Interests in the Company to the Notified Party, or (ii) acquire all of the Membership Interests in the Company of the Notified Party, in either case at a cash price (specified as a cash dollar price per 1% Membership Interest equal to the price stated in the Buy/Sell Notice (the "Buy/Sell Price")) and within the time periods specified in this Section 4.5.

               (c) Within fifteen (15) days after receipt of the Buy/Sell Notice by the Notified Party (each, a "Response Period"), the Notified Party shall notify the Operating Committee of the Notified Party's election to either:
     (i) accept the Notifying Party's offer to purchase the Notified Party's Membership Interests in the Company at the Buy/Sell Price (each, a "Sale Election"), or (ii) accept the Notifying Party's offer to sell all of its Membership Interests in the Company at the Buy/Sell Price (each, a "Purchase Election").

               (d) Within two (2) Business Days from the earlier of the expiration of the Response Period or receipt by the Operating Committee of the election of the Notified Party contemplated to be delivered by Section 4.5(c), the Operating Committee shall send a written notice to all Members, informing them with respect to the Notified Party whether it made a Sale Election or a Purchase Election.

               (e) If the Notified Party fails to notify the Operating Committee within the Response Period it shall be deemed to have made a Sale Election.

               (f) If the Notified Party makes a Purchase Election, then the Notified Party shall purchase such part of the Notifying Party's Membership Interests in the Company as represents the Notified Party's pro rata portion of all of the Membership Interests in the Company at the Buy/Sell Price.

               (g) If the Notified Party makes a Sale Election, then the Notifying Party shall purchase for cash at the Buy/Sell Price the Notified Party's Membership Interests in the Company.

               (h) The closing on any Transfer of Membership Interests pursuant to this Section 4.5 shall occur on or prior to the date which is forty five
     (45) days after the
     date on which the notice described in Section 4.5(d) is mailed and each of the parties agrees to execute all documents and do all things necessary to close the Transfer.

               (i) (i) If the Notified Party fails to purchase the Membership Interests of a Notifying Party pursuant to the exercise of a Purchase Election at the closing in accordance with Section 4.5(i), then the Notifying Party shall have the right, for a period of thirty (30) days from the date originally scheduled for the closing pursuant to Section 4.5(i), to purchase the Notified Party's Membership Interests at a cash price equal to 80% of the Buy/Sell Price; and (ii) if the Notifying Party fails to purchase the Membership Interests of the Notified Party pursuant to the exercise of a Sale Election at the closing in accordance with Section 4.5(i), then the Notified Party shall have the right, for a period of thirty (30) days from the date originally scheduled for the closing pursuant to Section 8.05(i), to purchase the Notifying Party's Membership Interests at a cash price equal to 80% of the Buy/Sell Price.

               (j) Any Membership Interests transferred pursuant to this Section
     4.5 shall be transferred free and clear of any and all liens, mortgages, pledges, interests or other restrictions or encumbrances.

               (k) No Initial Member shall be entitled to exercise a Buy/Sell Right during the pendency of a Proposed Transfer by the other Initial Member under Section 4.3 hereof or a Third Party Offer under Section 4.4 hereof.

          4.6 Drag-Along Rights.

          (a) If the Operating Committee approves a sale of the Company or substantially all of its assets to a Third Party (an "Approved Sale"), whether by way of merger, consolidation, sale of interests or assets, or otherwise, all Members shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as (i) a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, each Member shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) a sale of the Membership Interests of the Company, the Members shall agree to sell their Membership Interests on the terms and conditions approved by the Operating Committee in accordance with the terms hereof. The Members shall take all necessary and desirable actions approved by the Operating Committee in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary
(i) to provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, to the extent reasonably customary in similar transactions, and (ii) to effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below.

          (b) The obligations of the Members pursuant to this Section 4.6 are subject to the following conditions:

               (i) upon consummation of the Approved Sale, each Member shall receive the same proportion of the aggregate consideration from the Approved Sale with respect to its Membership Interests that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to this Agreement (giving effect to applicable orders of priority);

               (ii) if any Members are given an option as to the form and amount of consideration to be received, all Members will be given the same option;

               (iii) no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for postage, copies, etc.) and no Member shall be obligated to pay more than his or its pro rata share (based upon the amount of consideration received) of reasonable expenses incurred in connection with a consummated Approved Sale to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party, provided that a Member's liability for such expenses shall be capped at the total purchase price received by such Member for his or its Membership Interests; and

               (iv) in the event that the Members are required to provide any representations or indemnities in connection with the Approved Sale (other than representations and indemnities concerning each Member's valid ownership of his or its Membership Interests, free and clear of any and all liens, mortgages, pledges, security interests or other restrictions or encumbrances, each Member's authority, power and right to enter into and consummate such purchase or merger agreement without violating any other agreement and other representations and indemnities which are individual to each Member), then no Member shall be liable for more than his or its pro rata share (based upon the Membership Interests held and not the amount of consideration received) of any liability for misrepresentation or indemnity and such liability shall not exceed the total purchase price received by such Member for his or its Membership Interests.

                                    ARTICLE V

                                   ALLOCATIONS

          5.1 Allocations of Profits and Losses. This Section 5.1 sets forth the general rules for both the book allocations to reflect the economic arrangements of the Members and for the tax allocations for U.S. Federal income tax purposes pursuant to Section 704(b) of the Code and the Regulations promulgated thereunder. The Profits and Losses of the Company (including each item of income, gain, loss and deduction) shall be allocated with respect to each Fiscal Period as of the end of such Fiscal Period as follows:

               (a) Profits. After giving effect to the special allocations set forth in Sections 5.2 and 5.3 hereof, Profits for any Fiscal Period shall be allocated among Members in accordance with their respective Percentage Interests.

               (b) Losses. After giving effect to the special allocations set forth in Sections 5.2 and 5.3 hereof and subject to Section 5.4, Losses for any Fiscal Period shall be allocated to the Members in accordance with their respective Percentage Interests.

          5.2 Adjustments and Special Allocations. Any allocation pursuant to
Section 5.1 hereof will, however, be subject to any adjustment required to comply with Regulations Sections 1.704-1 and 1.704-2, including, without limitation, the following adjustments and special allocations which shall be made in the following order of priority and prior to any allocation under
Section 5.1 hereof:

               (a) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this
     Article V, if there is a net decrease in Company Minimum Gain during any Fiscal Period, each Member shall be specifically allocated items of Company income and gain for such Fiscal Period (and, if necessary, subsequent Fiscal Periods) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.2(a) is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

               (b) Member Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article V, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specifically allocated items of Company income and gain for such Fiscal Period (and, if necessary, subsequent Fiscal Periods) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.2(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

               (c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.2(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.2(c) were not in this Agreement.

               (d) Gross Income Allocation. In addition, if any Member has an Adjusted Capital Account Deficit in its Capital Account at the end of any Fiscal Period or portion thereof that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.2(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article V have been made as if this
     Section 5.2(d) were not in this Agreement.

               (e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Period shall be specially allocated under Regulations Section 1.704-2(e) among the Members in accordance with their respective Percentage
     Interests.

               (f) Member Nonrecourse Deductions. In accordance with the principles set forth in Regulations Section 1.704-2(i), any Member Nonrecourse Deductions for any Fiscal Period shall be specially allocated to the Members in accordance with the ratios in which they potentially bear the economic risk of loss with respect to such Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with the Regulations Section 1.704-2(i).

               (g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required, pursuant to Regulations
     Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the assets) or loss (if the item decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their Percentage Interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

          5.3 Curative Allocations. The allocations set forth in Sections 5.2(a), 5.2(b), 5.2(c), 5.2(d), 5.2(e), 5.2(f) and 5.4 hereof (collectively, the
"Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the parties to this Agreement that, to the extent possible, all Regulatory Allocations may be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 5.3 hereof. Therefore, notwithstanding any other provision of this Article V (other than the Regulatory Allocations) to the contrary, the Tax Matters Member may in its discretion make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had the Regulatory Allocations not been part of this Agreement and all Company items were allocated pursuant to Sections 5.1 hereof.

          5.4 Loss Limitation. Notwithstanding the foregoing provisions of
Section 5.1 hereof, the Losses allocated pursuant to Section 5.1 hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Period. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section
5.1 hereof, the limitation set forth in this Section 5.4 shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d). All Losses in excess of the limitation set forth in this Section 5.4 shall be allocated to other Members in accordance with the positive balances in such Member's capital accounts so as to allocate the maximum permissible Losses to each Member under Regulations
Section 1.704-1(b)(2)(ii)(d).

          5.5 Other Allocation Rules.

          (a) For purposes of determining the Profits, Losses or other items allocable to any period, Profits, Losses and such other items shall be determined on a daily, monthly or other basis as determined by the Tax Matters Member using any permissible method under Section 706 of the Code and the Regulations thereunder.

          (b) The Members are aware of the United States Federal income tax consequences of the allocations made by this Article V and hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income and loss for income tax purposes.

          (c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Member's Membership Interests in the Company profits are in proportion to their Percentage Interests.

          5.6 Tax Allocations: Code Section 704(c).

          (a) In accordance with Code Section 704(c) and the Regulations thereunder, items of income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property at the time of contribution to the Company for federal income tax purposes and its initial Gross Asset Value at the time of contribution using an allocation method in accordance with applicable Regulations determined by the Tax Matters Member.

          (b) In the event the Gross Asset Value of any Company asset is adjusted in accordance with the definition of Gross Asset Value hereof, subsequent allocations of items of income, gain, loss, and deductions with respect to such asset shall take account of any variation between the adjusted tax basis of such asset for federal income tax purposes and its adjusted Gross Asset Value in a manner consistent with the principles of Code Section 704(c) and the Regulations thereunder.

          (c) Any elections or other decisions relating to such allocations shall be made by the Tax Matters Member in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this
Section 5.6 are solely for purposes of Federal, state, and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits or Losses, other items, or distributions pursuant to any provision of this Agreement.

                                   ARTICLE VI

                           DISTRIBUTIONS AND EXPENSES

          6.1 Distributions of Net Cash Flow. Net Cash Flow shall be determined by the Operating Committee. At such time as is determined by the Operating Committee, the Managing Member shall distribute the Net Cash Flow in such amounts and in such proportions to the Members in accordance with their respective Membership Interests.

          6.2 Amounts Withheld. All amounts withheld pursuant to the Code or any provisions of state, local or foreign tax law with respect to any payment, distribution, allocation or other consideration paid to the Members, including in connection with a contribution of assets to the Company by a Member, shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 6.2 for all purposes under this Agreement. The Company is authorized to withhold from payments, distributions, or other consideration paid to Members, and with respect to allocations to the Members, and to pay over to any Federal, state or local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other Federal, state or local law or any foreign law, and shall allocate any such amounts to the Members with respect to which such amounts were withheld.

          6.3 Expenses. Except as otherwise provided in this Agreement, the Company will be responsible for all expenses including, without limitation:

               (a) all expenses incurred by the Members or their Affiliates in organizing the Company;

               (b) all expenses related to the business of the Company including, without limitation, administrative expenses of the Company, including the maintenance of books and records of the Company, the preparation and dispatch to the Members of checks, financial reports, tax returns and notices required pursuant to this Agreement or in connection with the holding of any meetings of the Members;

               (c) all expenses incurred by the Managing Member on behalf of the Company and the Members;

               (d) all expenses incurred in connection with any indebtedness or guarantees of the Company or any proposed or definitive credit facility or other credit arrangement;

               (e) all expenses incurred in connection with any litigation or arbitration involving the Company (including the cost of any investigation and preparation) and the amount of any judgment or settlement paid in connection therewith;

               (f) all expenses for indemnity or contribution payable by the Company to any Person;

               (g) all expenses incurred in connection with the collection of amounts due to the Company from any Person;

               (h) all expenses incurred in connection with the preparation of amendments to this Agreement;

               (i) all expenses incurred in connection with the liquidation, dissolution and winding up of the Company;

               (j) all expenses otherwise allocated in good faith to the Company by the Managing Member; and

               (k) payment of the Guaranteed Payment to the Managing Member.

                                   ARTICLE VII

                                OTHER TAX MATTERS

          7.1 Filing of Tax Returns. The Tax Matters Member shall prepare and file, or cause the Company to prepare and file, a United States Federal information tax return in compliance with Section 6031 of the Code and any other required state and local income tax and other information returns for each Fiscal Year of the Company.

          7.2 Tax Matters Member. The Managing Member shall be designated on the Company's annual federal information return as the Tax matters Member of the Company (the "Tax Matters Member") as provided in Section 6231(a)(7) of the Code.

          7.3 Records and Accounting. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The Fiscal Year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

          7.4 Access to Accounting Records. All books and records of the Company shall be maintained at any office of the Company or at the Company's principal place of business, and each Member, and any duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times.

          7.5 Tax Elections. The Tax Matters Member shall make the following elections on behalf of the Company:

               (a) to elect the calendar year as the Company's Fiscal Year if permitted by applicable law;

               (b) to elect the accrual method of accounting;

               (c) in the event any Membership Interest is transferred in accordance with this Agreement or any of the Company's property is distributed to any Member, at the request of the Member, to elect, in accordance with Sections 734, 743 and 754 of the Code and applicable Regulations and comparable state law provisions, to adjust basis;

               (d) to elect to treat all organization and start-up costs of the Company as deferred expenses amortizable over 60 months under Sections 195 and 709 of the Code; and

               (e) to elect with respect to such other federal, state and local tax matters as the Tax Matters Member shall determine from time to time.

                                  ARTICLE VIII

                                      TERM

          8.1 Term. The term of the Company shall begin on the date the Certificate of Formation is filed with the Delaware Secretary of State and shall continue indefinitely, unless terminated prior thereto in accordance with the provisions hereof or pursuant to the Act.

                                   ARTICLE IX

                   DISSOLUTION AND TERMINATION OF THE COMPANY

          9.1 Voluntary Dissolution by the Members. The Company must be dissolved and its affairs shall be wound up upon: (a) the two thirds vote of the Members or (b) the sale or transfer by the Company or its wholly owned Subsidiaries of all of the securities of Brookdale beneficially owned by the Company or its wholly owned Subsidiaries to any Person other than a wholly owned Subsidiary of the Company.

          9.2 Continuation of Interest of Member's Representative. Upon the expulsion, receivership, dissolution or Bankruptcy of a Member, the personal representative, trustee-in-bankruptcy, debtor-in-possession, receiver, other representative, successor, heirs or legatee (each a "Representative") of such a Member shall immediately succeed to the Membership Interests of such Member in the Company. Such Representative shall appoint an individual (which may be such Representative) who will represent the Representative's voting interest in the Company (the "Voting Representative"). The Voting Representative is subject to the two thirds approval of the remaining Members, which approval shall not be unreasonably withheld. If the Voting Representative is not approved by the remaining Members, the Representative may select another Voting Representative subject to the approval by the remaining Members.

          9.3 Dissolution, Winding Up and Liquidation. Upon a dissolution of the Company, the Company shall continue solely for purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying claims of its creditors. The liquidator of the Company shall take full account of the Company's liabilities and property and shall cause the property or the proceeds from the sale thereof, to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

               (a) first, to creditors (including Members who are creditors) in satisfaction of all of the Company's debts and other liabilities; and

               (b) second, to the Members in accordance with the positive balance in their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods.

          9.4 Compliance With Certain Requirements of the Treasury Regulations; Deficit Capital Accounts. In the event that the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article IX to the Members who have positive Capital Account balances in compliance with the Regulations Section 1.704-1(b)(2)(ii)(b)(2). In the event that any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all Fiscal Periods), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owned to the Company or to any other Person for any purposes whatsoever.

                                    ARTICLE X

                                 INDEMNIFICATION

          10.1 Indemnity. Subject to the provisions of Section 10.4 hereof, the Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that such Person is or was a Managing Member, Member, Officer, director, controlling person, employee, legal representative or agent of the Company, or is or was serving at the request of the Company as manager, director, officer, partner, shareholder, controlling person, employee, legal representative or agent of another limited liability company, partnership, corporation, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

          10.2 Indemnity for Actions by or in the Right of the Company. In accordance with the provisions of Section 10.4 hereof, the Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person is or was a Managing Member, Member, director, Officer, controlling person, employee, legal representative or agent of the Company, or is or was serving at the request of the Company as a Managing Member, member, director, officer, partner, shareholder, controlling person, employee, legal representative or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by such Person in connection with the defense or settlement of the actions or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company.

          10.3 Indemnity if Successful. The Company shall indemnify a Managing Member, Member, Officer, director, controlling person, employee, legal representative or agent of the Company against expenses, including attorneys' fees, actually and reasonably incurred by such party in connection with the defense of any action, suit or proceeding referred to in Sections 10.1 and 10.2 hereof or in defense of any claim, issue or matter therein, to the extent that such person or entity has been successful on the merits.

          10.4 Expenses. Any indemnification under Sections 10.1 and 10.2 hereof, as well as the advance payment of expenses permitted under Section 10.5 hereof shall be made by the Company to the fullest extent permitted under the Act.

          10.5 Advance Payment of Expenses. The expenses of the Managing Member and Members incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Managing Member or Members, as the case may be, to repay the amount if it is ultimately determined by a court of competent jurisdiction that such Managing Member or Member is not entitled to be indemnified by the Company. The provisions of this subsection do not affect any rights to advancement of expenses to which personnel other than Managing Member or Members may be entitled under any contract or otherwise by law.

          10.6 Other Arrangements Not Excluded. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this
Article X:

               (a) does not exclude any other rights to which a Person seeking indemnification or advancement of expenses may be entitled under the Certificate of Formation or any agreement, vote of Members entitled to vote or otherwise, for either an action in such Person's official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to Section
     10.5 above, may not be made to or on behalf of the Managing Member or any Member if a final adjudication established that the acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

               (b) continues for a Person who has ceased to be a Managing Member, Member, employee or agent and inures to the benefit of the heirs, executors and administrators of such a Person.

                                   ARTICLE XI

                            MISCELLANEOUS PROVISIONS

          11.1 Entire Agreement. This Agreement and the Certificate of Formation constitute the complete and exclusive statement of the agreement among the Members with respect to the subject matter contained therein. This Agreement and the Certificate of Formation replace and supersede all prior agreements by and among the Members with respect to the subject matter contained herein.

          11.2 Amendments. This Agreement may be amended by (a) the two thirds vote of the Membership Interests or (b) by action of the Operating Committee if notice is mailed by the Managing Member to each Member and such amendment is not objected to by any Member within thirty (30) days of mailing to Members.

          11.3 Applicable Law. The Certificate of Formation and this Agreement, and its application, shall be governed exclusively by its terms and the laws of the State of Delaware.

          11.4 Reserved.

          11.5 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provisions contained herein.

          11.6 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be deemed invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

          11.7 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon and inure to the benefit of the existing Members, all new and substituted Members, and their respective assignees (whether permitted by this Agreement or not), heirs, legal representatives, successors and assigns.

          11.8 Tax Reports and Financial Statements. After the end of each Fiscal Year, the Officers, under the supervision and control of the Managing Member, shall, as promptly as possible and in any event within sixty (60) days after the close of the Fiscal Year, cause to be prepared and transmitted to each Member federal income tax form K-1 and all information necessary for the preparation of such Member's federal income tax return.

          11.9 Counterparts. This Agreement may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart.

          11.10 Filings. Following the execution and delivery of this Agreement, the Officers or their designee, under the supervision and control of the Managing Member shall promptly prepare any documents required to be filed and recorded under the Act, and the Officers or such designee shall promptly cause each such document to be filed and recorded in accordance with the Act and, to the extent required by local law, to be filed and recorded or notice thereof to be published in the appropriate place in each jurisdiction in which the Company may hereafter establish a place of business. The Officers or such designee, under the supervision and control of the Managing Member, shall also promptly cause to be filed, recorded and published such statements of fictitious business name and any other notices, certificates, statements or other instruments required by any provision of any applicable law of the United States or any state or other jurisdiction which governs the conduct of its business from time to time.

          11.11 Power of Attorney. Except for any requirement for the consent or power of the Members pursuant to Article III hereof, each Member does hereby constitute and appoint each Officer and the Managing Member as its true and lawful representative and attorney-in-fact, in its name, place and stead, to make, execute, sign, deliver and file (a) any amendment to the Certificate of Formation of the Company, any amendment thereof required because of an amendment to this Agreement or in order to effectuate any change in the membership of the Company, (b) this Agreement, (c) any amendments to this Agreement and (d) all such other instruments, documents and certificates which may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction, or any political subdivision or agency thereof, to effectuate, implement and continue the valid and subsisting existence of the Company or to dissolve the Company or for any other purpose consistent with this Agreement and the transactions contemplated hereby. The power of attorney granted hereby is coupled with an interest and shall (i) survive and not be affected by the subsequent death, incapacity, disability, dissolution, termination or bankruptcy of the Member granting the same or the transfer of all or any portion of such Member's Interest and (ii) extend to such Member's successors, assigns and legal representatives.

          11.12 Additional Documents. Each Member, upon the request of the Managing Member, agrees to perform all further acts and execute, acknowledge and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

          11.13 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party (and any other Person designated by such party) at its address or facsimile number set forth in a schedule filed with the records of the Company or such other address or facsimile number as such party may hereafter specify to the Managing Member or Officers of the Company. Each such notice, request or other communication shall be effective (a) if given by facsimile, when transmitted to the number specified pursuant to this Section and the appropriate confirmation is received, (b) if given by mail, seventy-two (72) hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid, (c) if given by reputable overnight courier, on the next Business Day or (d) if given by any other means, when delivered at the address specified pursuant to this Section 11.13.

          11.14 Waiver of Right to Partition and Bill of Accounting. To the fullest extent permitted by applicable law, each of the Members covenants that it will not, and hereby waives any right to, file a bill for partnership accounting. Each of the Members irrevocably waives any right that it may have to maintain any action for dissolution of the Company or partition with respect to any of the Company's assets.

          11.15 DISCLOSURES.

          (a) THE INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES EXCHANGE ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE 1933 ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

          (b) THERE WILL NOT BE ANY PUBLIC MARKET FOR THE INTERESTS. THE LIMITED LIABILITY COMPANY AGREEMENT GENERALLY PROHIBITS TRANSFERS OF INTERESTS WITHOUT THE CONSENT OF THE OPERATING COMMITTEE IN ITS SOLE DISCRETION AND FEDERAL AND STATE SECURITIES LAWS ALSO RESTRICT TRANSFERS OF INTERESTS.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF, this Limited Liability Company Agreement was adopted by a unanimous vote of all of the Members at the organizational meeting thereof held as of __________, 2000.

                                        MANAGING MEMBER:

                                        FORTRESS REGISTERED INVESTMENT TRUST, a
                                        Delaware business trust, as Managing
                                        Member and a Member


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        MEMBERS:

                                        HEALTH PARTNERS, a Bermuda exempted
                                        partnership, as a Member

                                        By: Capital Z Financial Services Fund
                                            II, L.P., its general partner

                                        By: Capital Z Partners, Ltd., its
                                            general partner

                                        By: Capital Z Partners, L.P., its
                                            general partner


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                   SCHEDULE A

          Schedule of Capital Commitments and Contributions of Members

                      PRIOR CAPITAL        CAPITAL       MEMBERSHIP INTEREST
MEMBER'S NAME          CONTRIBUTION      COMMITMENT          PERCENTAGE
-------------------   -------------     ------------     -------------------
Fortress Registered     $61,066,338(1)  $160,000,000            59.3%
Investment Trust
Health Partners                   0     $110,000,000(2)         40.7%

----------
(1) Representing 4,004,350 shares of Common Stock of Brookdale at $15.25 per share.

(2)  In the form of the Convertible Note

                                   SCHEDULE B

                                Initial Officers

                     Position
                    ---------
Wesley R. Edens     Chairman

Paul H. Warren      President

Gregory F. Hughes   CFO

Randal A. Nardone   Secretary

                                   SCHEDULE C

                               Initial OC Members

FRIT:

1. Wesley R. Edens

2. William B. Doniger

3. Randal A. Nardone

HP

1. Paul H. Warren

2. Mark H. Tabak


                                       C-1